FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the

Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended September 30, 2017 and
Report on Review of Interim Financial Information

Ernst & Young auditores independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s report on review of quarterly financial information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2017, which comprise the balance sheet as of September 30, 2017 and the related statements of income and comprehensive income for the three and nine-months periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including other explanatory information.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) -– Demonstração Intermediária (“CPC 21 (R1)”) and International Accounting Standard IAS 34 - Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), consistently with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2017, prepared under the responsibility of  the Company’s management, the presentation of which in the interim financial information is required by the rules issued by the CVM applicable to preparation of Quarterly Information Form (ITR), and considered as supplementary information under IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

Audit of prior year financial statements and review of prior year interim financial information by other independent auditors

The audit of the individual and consolidated balance sheet as of December 31, 2016 and the review of individual and consolidated financial information for the three and nine-month periods ended September 30, 2016, presented for comparison purposes, were conducted by other independent auditors, who issued an unqualified opinion and review thereon dated February 23, 2017 and October  27, 2016, respectively. As part of our review of individual and consolidated interim financial information for the period ended September 30, 2017, we have reviewed the adjustments to the corresponding prior year figures in the individual and consolidated statements of income and cash flows for the three and nine-months periods ended September 30, 2016 made for presentation of discontinued operations, as disclosed in Note 31, and nothing has come to our attention that would lead us to believe that such adjustments have not been made fairly, in all material respects. We have not been engaged to audit, review or apply any other procedures to the information referring to the individual and consolidated balance sheet as of December 31, 2016 and to any other individual and consolidated interim financial information for the three and nine-month periods ended September 30, 2016. Accordingly, we do not express an opinion or any other form of assurance on the referred to balance sheet or quarterly financial information taken as a whole.

São Paulo, October 26, 2017.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Operations	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2017 to 9/30/2017	8
1/1/2016 to 9/30/2016	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Operations	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2017 to 9/30/2017	16
1/1/2016 to 9/30/2016	17
Statement of Value Added	18
Comments on the Company`s Performance
Notes to the Interim Financial Information	19

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 9/30/2017
Share Capital
Common	99,680
Preferred	166,772
Total	266,452
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 9.30.2017	Previous Year 12.31.2016
1	Total Assets	21,250,000	23,660,000
1.01	Current Assets	7,430,000	10,702,000
1.01.01	Cash and Cash Equivalents	828,000	4,496,000
1.01.03	Accounts Receivable	1,018,000	507,000
1.01.03.01	Trade Receivables	924,000	396,000
1.01.03.02	Other Receivables	94,000	111,000
1.01.04	Inventories	2,999,000	3,106,000
1.01.06	Recoverable Taxes	368,000	557,000
1.01.07	Prepaid Expenses	138,000	81,000
1.01.08	Other Current Assets	2,079,000	1,955,000
1.01.08.01	Noncurrent Assets Held for Sale and Discontinued Operations	2,004,000	1,901,000
1.01.08.03	Other	75,000	54,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	33,000	-
1.01.08.03.02	Others Assets	42,000	54,000
1.02	Noncurrent Assets	13,820,000	12,958,000
1.02.01	Long-term Assets	2,439,000	1,663,000
1.02.01.03	Accounts Receivable	102,000	81,000
1.02.01.03.02	Other Receivables	102,000	81,000
1.02.01.06	Deferred Taxes	151,000	155,000
1.02.01.07	Prepaid Expenses	10,000	13,000
1.02.01.08	Receivables from Related Parties	467,000	359,000
1.02.01.09	Other Noncurrent Assets	1,709,000	1,055,000
1.02.01.09.04	Recoverable Taxes	1,066,000	521,000
1.02.01.09.05	Judicial Deposits	640,000	534,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	3,000	-
1.02.02	Investments	3,640,000	3,059,000
1.02.02.01	Investments in Associates and Subsidiaries	3,619,000	3,036,000
1.02.02.01.02	Investments in Subsidiaries	3,619,000	3,036,000
1.02.02.02	Investment properties	21,000	23,000
1.02.03	Property and Equipment, Net	6,562,000	7,043,000
1.02.04	Intangible Assets	1,179,000	1,193,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 9.30.2017	Previous Year 12.31.2016
2	Total Liabilities	21,250,000	23,660,000
2.01	Current Liabilities	6,194,000	9,510,000
2.01.01	Payroll and Related Taxes	430,000	446,000
2.01.02	Trade Payables	3,630,000	5,091,000
2.01.03	Taxes and Contributions Payable	142,000	189,000
2.01.04	Borrowings and Financing	1,067,000	2,763,000
2.01.05	Other Liabilities	922,000	1,018,000
2.01.05.01	Payables to Related Parties	586,000	510,000
2.01.05.02	Other	336,000	508,000
2.01.05.02.04	Utilities	22,000	11,000
2.01.05.02.05	Rent Payable	81,000	100,000
2.01.05.02.06	Advertisement Payable	22,000	40,000
2.01.05.02.07	Pass-through to Third Parties	14,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	12,000	32,000
2.01.05.02.09	Deferred Revenue	26,000	127,000
2.01.05.02.12	Other Accounts Payable	133,000	155,000
2.01.05.02.13	Loalty Programs	26,000	28,000
2.01.06	Provisions	3,000	3,000
2.02	Noncurrent Liabilities	4,858,000	4,290,000
2.02.01	Borrowings and Financing	3,206,000	2,775,000
2.02.02	Other Liabilities	842,000	600,000
2.02.02.02	Other	842,000	600,000
2.02.02.02.03	Taxes Payable in Installments	681,000	540,000
2.02.02.02.05	Financing Related to Acquisition of Assets	-	4,000
2.02.02.02.07	Other Accounts Payable	42,000	34,000
2.02.02.02.08	Provision for Negative Equity	119,000	22,000
2.02.04	Provisions	794,000	891,000
2.02.06	Deferred Revenue	16,000	24,000
2.03	Shareholders’ Equity	10,198,000	9,860,000
2.03.01	Share Capital	6,818,000	6,811,000
2.03.02	Capital Reserves	354,000	331,000
2.03.02.04	Options Granted	347,000	324,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	2,714,000	2,718,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	234,000	234,000
2.03.04.10	Expansion Reserve	2,299,000	2,299,000
2.03.04.12	Transactions with non-controlling interests	(95,000)	(91,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	321,000	-
2.03.08	Other Comprehensive Income	(9,000)	-

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	Year to date current period 1/01/2017 to 9/30/2017	Previous Quarter 7/01/2016 to 9/30/2016	Year to date previous period 1/01/2016 to 9/30/2016
3.01	Net Sales of Goods and/or Services	6,171,000	18,970,000	6,303,000	18,103,000
3.02	Cost of Goods Sold and/or Services Sold	(4,529,000)	(13,375,000)	(4,611,000)	(13,175,000)
3.03	Gross Profit	1,642,000	5,595,000	1,692,000	4,928,000
3.04	Operating Income/Expenses	(1,488,000)	(4,750,000)	(1,606,000)	(4,837,000)
3.04.01	Selling Expenses	(1,168,000)	(3,752,000)	(1,228,000)	(3,579,000)
3.04.02	General and Administrative Expenses	(176,000)	(532,000)	(173,000)	(466,000)
3.04.05	Other Operating Expenses	(278,000)	(840,000)	(167,000)	(664,000)
3.04.05.01	Depreciation/Amortization	(149,000)	(447,000)	(144,000)	(406,000)
3.04.05.03	Other Operating Expenses/Income	(129,000)	(393,000)	(23,000)	(258,000)
3.04.06	Share of Profit of Subsidiaries and Associates	134,000	374,000	(38,000)	(128,000)
3.05	Profit before Financial Income (Expenses) and Taxes	154,000	845,000	86,000	91,000
3.06	Financial Income (Expenses)	(132,000)	(468,000)	(203,000)	(573,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	22,000	377,000	(117,000)	(482,000)
3.08	Income Tax and Social Contribution	22,000	(19,000)	15,000	82,000
3.08.01	Current	23,000	(15,000)	(3,000)	(6,000)
3.08.02	Deferred	(1,000)	(4,000)	18,000	88,000
3.09	Net Income (loss) from Continued Operations	44,000	358,000	(102,000)	(400,000)
3.10	Net Income from Descontinued Operations	(13,000)	(37,000)	(18,000)	(46,000)
3.10.01	Net Income (loss) from Descontinued Operations	(13,000)	(37,000)	(18,000)	(46,000)
3.11	Net Income (loss) for the Period	31,000	321,000	(120,000)	(446,000)
3.99	Earnings per Share - (Reais/Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	0.11026	1.13614	(0.45186)	(1.67917)
3.99.01.02	Preferred	0.12128	1.24975	(0.45186)	(1.67917)
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	0.10880	1.13323	(0.45186)	(1.67917)
3.99.02.02	Preferred	0.12006	1.24253	(0.45186)	(1.67917)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	Year to date current period 1/01/2017 to 9/30/2017	Previous Quarter 7/01/2016 to 9/30/2016	Year to date previous period 1/01/2016 to 9/30/2016
4.01	Net income (loss) for the Period	31,000	321,000	(120,000)	(446,000)
4.02	Other Comprehensive Income	(1,000)	(9,000)	9,000	81,000
4.02.02	Accumulative Translation Adjustment for the Period	(1,000)	(9,000)	9,000	81,000
4.03	Total Comprehensive Income for the Period	30,000	312,000	(111,000)	(365,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 1/01/2017 to 9/30/2017	Year to date previous period 1/01/2016 to 9/30/2016
6.01	Net Cash Provided by Operating Activities	(1,502,000)	(813,000)
6.01.01	Cash Provided by the Operations	516,000	939,000
6.01.01.01	Net Income for the Period	321,000	(446,000)
6.01.01.02	Deferred Income and Social Contribution Taxes	4,000	(88,000)
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	75,000	45,000
6.01.01.04	Depreciation/Amortization	482,000	437,000
6.01.01.05	Interest and Inflation Adjustments	421,000	520,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	(374,000)	128,000
6.01.01.08	Provision for Risks	15,000	191,000
6.01.01.10	Share-based Payment	23,000	19,000
6.01.01.11	Allowance for Doubtful Accounts	4,000	-
6.01.01.13	Provision for Obsolescence/Breakage	(4,000)	23,000
6.01.01.14	Other Operating Expenses	(442,000)	119,000
6.01.01.15	Deferred Revenue	(9,000)	(9,000)
6.01.02	Changes in Assets and Liabilities	(2,018,000)	(1,752,000)
6.01.02.01	Accounts Receivable	(532,000)	20,000
6.01.02.02	Inventories	111,000	275,000
6.01.02.03	Recoverable Taxes	92,000	(42,000)
6.01.02.04	Other Assets	(46,000)	217,000
6.01.02.05	Related Parties	(4,000)	(418,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(90,000)	(74,000)
6.01.02.07	Trade Payables	(1,461,000)	(1,486,000)
6.01.02.08	Payroll and Related Taxes	(15,000)	69,000
6.01.02.09	Taxes and Social Contributions Payable	(17,000)	(88,000)
6.01.02.10	Legal claims	(49,000)	(21,000)
6.01.02.11	Deferred Revenue	-	2,000
6.01.02.12	Other Payables	(47,000)	(238,000)
6.01.02.15	Received Dividends and Interest on shareholders' equity	40,000	32,000
6.02	Net Cash Provided by (Used in) Investing Activities	(478,000)	(236,000)
6.02.01	Capital Increase/Decrease on Subsidiaries	(53,000)	-
6.02.02	Acquisition of Property and Equipment	(449,000)	(343,000)
6.02.03	Increase in Intangible Assets	(71,000)	(60,000)
6.02.04	Sales of Property and Equipment	95,000	12,000
6.02.05	Net cash from merges	-	155,000
6.03	Net Cash Provided by (Used in) Financing Activities	(1,688,000)	218,000
6.03.01	Capital Increase	7,000	2,000
6.03.02	Proceeds from Debt Issuance	2,023,000	1,398,000
6.03.03	Repayment of Debt	(3,718,000)	(1,179,000)
6.03.05	Payment of Dividends	-	(3,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(3,668,000)	(831,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,496,000	2,247,000
6.05.02	Cash and Cash Equivalents at the End of the Period	828,000	1,416,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 9/30/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.04	Capital Transactions with Shareholders	7,000	23,000	-	-	-	30,000
5.04.01	Capital Increases	7,000	-	-	-	-	7,000
5.04.03	Options Granted	-	19,000	-	-	-	19,000
5.04.08	Options Granted recognized in subsidiaries	-	4,000	-	-	-	4,000
5.05	Total Comprehensive Income	-	-	-	321,000	(9,000)	312,000
5.05.01	Net Income (loss) for the Period	-	-	-	321,000	-	321,000
5.05.02	Other Comprehensive Income	-	-	-	-	(9,000)	(9,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(9,000)	(9,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(3,000)	-	-	(3,000)
5.06.06	Settlement of Equity Instrument	-	-	(1,000)	-	-	(1,000)
5.07	Closing Balance	6,818,000	354,000	2,714,000	321,000	(9,000)	10,198,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 9/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.04	Capital Transactions with Shareholders	2,000	19,000	(4,000)	-	-	17,000
5.04.01	Capital Increases	2,000	-	-	-	-	2,000
5.04.03	Options Granted	-	13,000	-	-	-	13,000
5.04.06	Dividends	-	-	(4,000)	-	-	(4,000)
5.04.08	Options Granted recognized in subsidiaries	-	6,000	-	-	-	6,000
5.05	Total Comprehensive Income	-	-	-	(446,000)	81,000	(365,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(446,000)	-	(446,000)
5.05.02	Other Comprehensive Income	-	-	-	-	81,000	81,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	81,000	81,000
5.06	Internal Changes of Shareholders’ Equity	-	-	13,000	-	-	13,000
5.06.04	Put Option CD Colombia	-	-	11,000	-	-	11,000
5.06.05	Transactions with Non-controlling Interests	-	-	2,000	-	-	2,000
5.07	Closing Balance	6,808,000	321,000	3,342,000	(446,000)	(6,000)	10,019,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 1/01/2017 to 9/30/2017	Year to date previous period 1/01/2016 to 9/30/2016
7.01	Revenues	20,801,000	19,664,000
7.01.01	Sales of Goods, Products and Services	20,520,000	19,647,000
7.01.02	Other Revenues	285,000	17,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(4,000)	-
7.02	Products Acquired from Third Parties	(16,145,000)	(15,418,000)
7.02.01	Costs of Products, Goods and Services Sold	(13,912,000)	(13,186,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,233,000)	(2,232,000)
7.03	Gross Value Added	4,656,000	4,246,000
7.04	Retention	(482,000)	(437,000)
7.04.01	Depreciation and Amortization	(482,000)	(437,000)
7.05	Net Value Added Produced	4,174,000	3,809,000
7.06	Value Added Received in Transfer	453,000	(44,000)
7.06.01	Share of Profit of Subsidiaries and Associates	374,000	(128,000)
7.06.02	Financial Revenue	117,000	130,000
7.06.03	Other	(38,000)	(46,000)
7.07	Total Value Added to Distribute	4,627,000	3,765,000
7.08	Distribution of Value Added	4,627,000	3,765,000
7.08.01	Personnel	2,327,000	2,136,000
7.08.01.01	Direct Compensation	1,481,000	1,392,000
7.08.01.02	Benefits	471,000	472,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	138,000	129,000
7.08.01.04	Other	237,000	143,000
7.08.02	Taxes, Fees and Contributions	877,000	907,000
7.08.02.01	Federal	706,000	527,000
7.08.02.02	State	(71,000)	264,000
7.08.02.03	Municipal	242,000	116,000
7.08.03	Value Distributed to Providers of Capital	1,102,000	1,168,000
7.08.03.01	Interest	580,000	697,000
7.08.03.02	Rentals	522,000	471,000
7.08.04	Value Distributed to Shareholders	321,000	(446,000)
7.08.04.02	Dividends	-	3,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	321,000	(449,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 9.30.2017	Previous Year 12.31.2016
1	Total Assets	41,737,000	45,217,000
1.01	Current Assets	27,320,000	31,651,000
1.01.01	Cash and Cash Equivalents	1,266,000	5,112,000
1.01.03	Accounts Receivable	1,144,000	669,000
1.01.03.01	Trade Receivables	1,040,000	543,000
1.01.03.02	Other Receivables	104,000	126,000
1.01.04	Inventories	4,634,000	4,641,000
1.01.06	Recoverable Taxes	395,000	674,000
1.01.07	Prepaid Expenses	165,000	97,000
1.01.08	Other Current Assets	19,716,000	20,458,000
1.01.08.01	Noncurrent Assets Held for Sale and Discontinued Operations	19,614,000	20,303,000
1.01.08.03	Other	102,000	155,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	31,000	-
1.01.08.03.02	Others Assets	71,000	155,000
1.02	Noncurrent Assets	14,417,000	13,566,000
1.02.01	Long-term Assets	3,024,000	2,137,000
1.02.01.03	Accounts Receivable	633,000	612,000
1.02.01.03.02	Other Receivables	633,000	612,000
1.02.01.06	Deferred Taxes	162,000	170,000
1.02.01.07	Prepaid Expenses	49,000	45,000
1.02.01.08	Receivables from Related Parties	22,000	17,000
1.02.01.09	Other Noncurrent Assets	2,158,000	1,293,000
1.02.01.09.04	Recoverable Taxes	1,350,000	632,000
1.02.01.09.05	Judicial Deposits	789,000	661,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	19,000	-
1.02.02	Investments	298,000	339,000
1.02.02.01	Investments in Associates	277,000	316,000
1.02.02.02	Investments Property	21,000	23,000
1.02.03	Property and Equipment, Net	9,187,000	9,182,000
1.02.04	Intangible Assets	1,908,000	1,908,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 9.30.2017	Previous Year 12.31.2016
2	Total Liabilities	41,737,000	45,217,000
2.01	Current Liabilities	23,054,000	27,582,000
2.01.01	Payroll and Related Taxes	647,000	614,000
2.01.02	Trade Payables	5,495,000	7,232,000
2.01.03	Taxes and Contributions Payable	212,000	254,000
2.01.04	Borrowings and Financing	1,418,000	2,957,000
2.01.05	Other Liabilities	638,000	889,000
2.01.05.01	Payables to Related Parties	167,000	147,000
2.01.05.02	Other	471,000	742,000
2.01.05.02.04	Utilities	28,000	17,000
2.01.05.02.05	Rent Payable	89,000	110,000
2.01.05.02.06	Advertisement Payable	26,000	43,000
2.01.05.02.07	Pass-through to Third Parties	13,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	33,000	116,000
2.01.05.02.09	Deferred revenue	56,000	224,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	-	7,000
2.01.05.02.12	Other Payables	200,000	182,000
2.01.05.02.13	Loalty Programs	26,000	28,000
2.01.06	Provisions	3,000	4,000
2.01.07	Noncurrent Liabilities Held for Sales	14,641,000	15,632,000
2.02	Noncurrent Liabilities	5,611,000	5,038,000
2.02.01	Borrowings and Financing	3,340,000	2,912,000
2.02.02	Other Liabilities	853,000	608,000
2.02.02.02	Other	853,000	608,000
2.02.02.02.03	Taxes Payable in Installments	681,000	540,000
2.02.02.02.05	Financing Related to Acquisition of Assets	-	4,000
2.02.02.02.07	Other Payables	53,000	42,000
2.02.02.02.08	Provision for Negative Equity	119,000	22,000
2.02.03	Deferred Taxes	364,000	317,000
2.02.04	Provisions	1,038,000	1,177,000
2.02.06	Deferred revenue	16,000	24,000
2.03	Consolidated Shareholders’ Equity	13,072,000	12,597,000
2.03.01	Share Capital	6,818,000	6,811,000
2.03.02	Capital Reserves	354,000	331,000
2.03.02.04	Options Granted	347,000	324,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	2,714,000	2,718,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	234,000	234,000
2.03.04.10	Expansion Reserve	2,299,000	2,299,000
2.03.04.12	Transactions with Non-Controlling interests	(95,000)	(91,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	321,000	-
2.03.08	Other Comprehensive Income	(9,000)	-
2.03.09	Non-controlling Interests	2,874,000	2,737,000
2.03.09	Non-controlling Interests	2,874,000	2,737,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	Year to date current period 1/01/2017 to 9/30/2017	Previous Quarter 7/01/2016 to 9/30/2016	Year to date previous period 1/01/2016 to 9/30/2016
3.01	Net Sales from Goods and/or Services	10,910,000	32,125,000	10,091,000	29,714,000
3.02	Cost of Goods Sold and/or Services Sold	(8,543,000)	(24,525,000)	(7,845,000)	(22,894,000)
3.03	Gross Profit	2,367,000	7,600,000	2,246,000	6,820,000
3.04	Operating Income/Expenses	(2,164,000)	(6,629,000)	(1,982,000)	(6,231,000)
3.04.01	Selling Expenses	(1,594,000)	(4,923,000)	(1,563,000)	(4,807,000)
3.04.02	General and Administrative Expenses	(235,000)	(694,000)	(224,000)	(653,000)
3.04.05	Other Operating Expenses	(324,000)	(978,000)	(209,000)	(829,000)
3.04.05.01	Depreciation/Amortization	(194,000)	(574,000)	(177,000)	(521,000)
3.04.05.03	Other Operating Expenses	(130,000)	(404,000)	(32,000)	(308,000)
3.04.06	Share of Profit of Subsidiaries and Associates	(11,000)	(34,000)	14,000	58,000
3.05	Profit before Financial Income (Expenses) and Taxes	203,000	971,000	264,000	589,000
3.06	Financial Income (Expenses), Net	(154,000)	(524,000)	(237,000)	(653,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	49,000	447,000	27,000	(64,000)
3.08	Income tax and Social Contribution	(38,000)	(180,000)	(16,000)	-
3.08.01	Current	76,000	(125,000)	(27,000)	(84,000)
3.08.02	Deferred	(114,000)	(55,000)	11,000	84,000
3.09	Net Income (loss) from Continuing Operations	11,000	267,000	11,000	(64,000)
3.10	Net Income from Descontinued Operations	60,000	188,000	(320,000)	(984,000)
3.10.01	Net Income (loss) from Descontinued Operations	60,000	188,000	(320,000)	(984,000)
3.11	Consolidated Net Income (loss)for the Period	71,000	455,000	(309,000)	(1,048,000)
3.11.01	Attributable to Owners of the Company	31,000	321,000	(120,000)	(446,000)
3.11.02	Attributable to Non-controlling Interests	40,000	134,000	(189,000)	(602,000)
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	0.11026	1.13614	(0.45186)	(1.67917)
3.99.01.02	Preferred	0.12128	1.24975	(0.45186)	(1.67917)
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	0.10880	1.13323	(0.45186)	(1.67917)
3.99.02.02	Preferred	0.12006	1.24253	(0.45186)	(1.67917)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 7/01/2017 to 9/30/2017	Year to date current period 1/01/2017 to 9/30/2017	Previous Quarter 7/01/2016 to 9/30/2016	Year to date previous period 1/01/2016 to 9/30/2016
4.01	Net Income (loss) for the Period	71,000	455,000	(309,000)	(1,048,000)
4.02	Other Comprehensive Income	(1,000)	(9,000)	21,000	281,000
4.02.02	Cumulative Translation adjustment	(1,000)	(9,000)	21,000	281,000
4.03	Total Comprehensive Income for the Period	70,000	446,000	(288,000)	(767,000)
4.03.01	Attributable to Controlling Interests	30,000	312,000	(111,000)	(365,000)
4.03.02	Attributable to Non-Controlling Interests	40,000	134,000	(177,000)	(402,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 1/01/2017 to 9/30/2017	Year to date previous period 1/01/2016 to 9/30/2016
6.01	Net Cash Provided by Operating Activities	(4,245,000)	(7,081,000)
6.01.01	Cash from Operations	1,996,000	1,532,000
6.01.01.01	Net Income (loss) for the Period	455,000	(1,048,000)
6.01.01.02	Deferred Income Tax and Social Contribution	(70,000)	(91,000)
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	88,000	146,000
6.01.01.04	Depreciation/Amortization	614,000	826,000
6.01.01.05	Interest and Inflation Adjustments	703,000	996,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	14,000	(81,000)
6.01.01.08	Provision for Risks	403,000	638,000
6.01.01.10	Share-based Payment	23,000	19,000
6.01.01.11	Allowance for Doubtful Accounts	531,000	438,000
6.01.01.13	Provision for Obsolescence/breakage	(26,000)	19,000
6.01.01.14	Other Operating Expenses	(447,000)	-
6.01.01.15	Deferred revenue	(292,000)	(236,000)
6.01.01.18	Gain in disposal of subsidiaries	-	(94,000)
6.01.02	Changes in Assets and Liabilities	(6,241,000)	(8,613,000)
6.01.02.01	Accounts Receivable	(2,287,000)	(1,638,000)
6.01.02.02	Inventories	(1,075,000)	90,000
6.01.02.03	Recoverable Taxes	(93,000)	(319,000)
6.01.02.04	Other Assets	(49,000)	(36,000)
6.01.02.05	Related Parties	131,000	3,000
6.01.02.06	Restricted Deposits for Legal Proceeding	(286,000)	(184,000)
6.01.02.07	Trade Payables	(2,446,000)	(5,769,000)
6.01.02.08	Payroll and Related Taxes	68,000	152,000
6.01.02.09	Taxes and Social Contributions Payable	(229,000)	(51,000)
6.01.02.10	Legal Claims	(252,000)	(271,000)
6.01.02.11	Deferred revenue	(7,000)	95,000
6.01.02.12	Other Payables	203,000	(575,000)
6.01.02.13	Income and Social contribution, paid	(74,000)	(110,000)
6.01.02.15	Received Dividends and Interest on Shareholders' Equity	155,000	-
6.02	Net Cash Provided by (Used in) Investing Activities	(1,103,000)	(942,000)
6.02.02	Acquisition of Property and Equipment	(988,000)	(850,000)
6.02.03	Increase in Intangible Assets	(221,000)	(221,000)
6.02.04	Sales of Property and Equipment	106,000	38,000
6.02.06	Net Cash From Sale of Subsidiary	-	91,000
6.03	Net Cash Provided by Financing Activities	(1,989,000)	1,030,000
6.03.01	Capital Increase/Decrease	7,000	2,000
6.03.02	Proceeds from Debt Issuance	6,289,000	5,422,000
6.03.03	Repayment of Debt	(8,277,000)	(4,987,000)
6.03.05	Payments of Dividends	-	(4,000)
6.03.07	Acquisition of Subsidiary	(8,000)	(80,000)
6.03.09	Borrowings with Related Parties	-	677,000
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	-	22,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	(7,337,000)	(6,971,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	9,142,000	11,015,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,805,000	4,044,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 9/30/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.04	Capital Transactions with Shareholders	7,000	23,000	-	-	-	30,000	2,000	32,000
5.04.01	Capital Increases	7,000	-	-	-	-	7,000	-	7,000
5.04.03	Options Granted	-	19,000	-	-	-	19,000	-	19,000
5.04.08	Options Granted - subsidiaries	-	4,000	-	-	-	4,000	2,000	6,000
5.05	Total Comprehensive Income	-	-	-	321,000	(9,000)	312,000	134,000	446,000
5.05.01	Net Income (loss) for the Period	-	-	-	321,000	-	321,000	134,000	455,000
5.05.02	Other Comprehensive Income	-	-	-	-	(9,000)	(9,000)	-	(9,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(9,000)	(9,000)	-	(9,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)	1,000	(3,000)
5.06.05	Transactions with Non-Controlling Interests	-	-	(3,000)	-	-	(3,000)	-	(3,000)
5.06.06	Settlement of Equity Instrument	-	-	(1,000)	-	-	(1,000)	1,000	-
5.07	Closing Balance	6,818,000	354,000	2,714,000	321,000	(9,000)	10,198,000	2,874,000	13,072,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 9/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.04	Capital Transactions with Shareholders	2,000	19,000	(4,000)	-	-	17,000	4,000	21,000
5.04.01	Capital Increases	2,000	-	-	-	-	2,000	-	2,000
5.04.03	Options Granted	-	13,000	-	-	-	13,000	-	13,000
5.04.06	Dividends	-	-	(4,000)	-	-	(4,000)	-	(4,000)
5.04.08	Options Granted - subsidiaries	-	6,000	-	-	-	6,000	4,000	10,000
5.05	Total Comprehensive Income	-	-	-	(446,000)	81,000	(365,000)	(402,000)	(767,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(446,000)	-	(446,000)	(602,000)	(1,048,000)
5.05.02	Other Comprehensive Income	-	-	-	-	81,000	81,000	200,000	281,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	81,000	81,000	200,000	281,000
5.06	Internal Changes in Shareholders’ Equity	-	-	13,000	-	-	13,000	17,000	30,000
5.06.04	Put Option CD Colombia	-	-	11,000	-	-	11,000	18,000	29,000
5.06.05	Transactions with Non-Controlling Interests	-	-	2,000	-	-	2,000	(1,000)	1,000
5.07	Closing Balance	6,808,000	321,000	3,342,000	(446,000)	(6,000)	10,019,000	2,617,000	12,636,000

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 1/01/2017 to 9/30/2017	Year to date previous period 1/01/2016 to 9/30/2016
7.01	Revenues	35,135,000	32,223,000
7.01.01	Sales of Goods, Products and Services	34,844,000	32,227,000
7.01.02	Other Revenues	294,000	39,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(3,000)	(43,000)
7.02	Products Acquired from Third Parties	(28,654,000)	(26,493,000)
7.02.01	Costs of Products, Goods and Services Sold	(25,868,000)	(23,570,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,786,000)	(2,923,000)
7.03	Gross Value Added	6,481,000	5,730,000
7.04	Retention	(614,000)	(521,000)
7.04.01	Depreciation and Amortization	(614,000)	(521,000)
7.05	Net Value Added Produced	5,867,000	5,209,000
7.06	Value Added Received in Transfer	296,000	(758,000)
7.06.01	Share of Profit of Subsidiaries and Associates	(34,000)	58,000
7.06.02	Financial Income	142,000	168,000
7.06.03	Others	188,000	(984,000)
7.07	Total Value Added to Distribute	6,163,000	4,451,000
7.08	Distribution of Value Added	6,163,000	4,451,000
7.08.01	Personnel	3,025,000	2,779,000
7.08.01.01	Direct Compensation	1,928,000	1,813,000
7.08.01.02	Benefits	644,000	638,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	176,000	169,000
7.08.01.04	Other	277,000	159,000
7.08.01.04.01	Profit (cost) sharing	277,000	159,000
7.08.02	Taxes, Fees and Contributions	1,356,000	1,263,000
7.08.02.01	Federal	958,000	717,000
7.08.02.02	State	135,000	399,000
7.08.02.03	Municipal	263,000	147,000
7.08.03	Value Distributed to Providers of Capital	1,327,000	1,457,000
7.08.03.01	Interest	659,000	821,000
7.08.03.02	Rentals	668,000	636,000
7.08.04	Value Distributed to Shareholders	455,000	(1,048,000)
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	321,000	(446,000)
7.08.04.04	Noncontrolling Interest in Retained Earnings	134,000	(602,000)

São Paulo, Brazil, October 26, 2017 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the third quarter of 2017. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2016, except where stated otherwise. In the quarterly financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retroactive adjustment of net sales and other profit or loss accounts, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

3Q17 RESULTS

Net sales grew 8.1%(1) driven by the 25.2%(1)  increase at Assaí and the recovery at the Pão de Açúcar banner

Adjusted EBITDA in the Food segment reached R$569 million, up 17.3%, with margin expansion of 40 bps to 5.2%

Operating expenses grew below inflation, with dilution of 90 bps compared to 3Q16

Consolidated net income attributable to controlling shareholders of R$32 million, with margin of 0.3%

Operating Highlights

Multivarejo:

●        Continued market share(*) gains, marking 12 consecutive quarters of gains. The highlight was the sales volume recovery at Pão de Açúcar and Extra Hiper, that continued to deliver the best performance among formats;

●        Decrease of 4.4% in operating expenses, leveraged by the energy efficiency and productivity initiatives;

●        Adjusted EBITDA margin of 5.5%, expanding 50 bps from 3Q16 with growth of 7.7% in Adjusted EBITDA affirming the better trend since the beginning of the year;

●        The “My Discount” app reached more than 3 million downloads, of which more than 1 million were new loyal customers. The initiative has already reached around 20% of the customers at Extra and over 25% at Pão de Açúcar.

Assaí:

●        Strong net sales growth of 25.2%(1)  and 7.7%(1)(2)  in the same-stores concept, maintaining consistent customer and volume growth in recent quarters;

●        Operating expenses stable as a percentage of net sales in relation to 1H17, although already includes the expenses related to conversions and openings expected for 4Q17 (11 stores);

●        Adjusted EBITDA margin stood at 4.8% with 40 bps improvement and growth of 35.9% in Adjusted EBITDA.

Financial Highlights

●        The financial result corresponded to 1.4% of net sales, improving 35.0% from 3Q16;

●        Net income attributable to controlling shareholders was R$32 million with margin of 0.3%, highlight to the 73.6% improvement at Assaí;

●        Financial capacity remains robust: Net debt(3) reduction of R$532 million vs. 3Q16. The net debt(3)/EBITDA ratio fell to 1.0x, from 1.3x in the same period last year. Ratings reaffirmed by S&P (brAAA) and Fitch (AAbra).

Outlook

●        Strategic priorities: (i) focus on and strengthening of Food segment, (ii) sales growth above the industry average, supporting market share(*) gains, (iii) continued expansion of Assaí format, and (iv) optimization of the store portfolio;

●        Economic environment and business evolution: Brazil’s high unemployment and weak consumer spending challenge the recovery of the retail industry. However, for the past 18 months, GPA has outperformed the industry average (ABRAS(4) and IBGE(5)), confirming the market share(*) gains by Extra Hiper and Assaí, as well as the stability in other segments.

 (*) According to Nielsen data for each segment. (1)Net sales adjusted for the calendar effect. (2) Includes converted stores, which contributed 290 bps in 3Q17. (3) Includes non-discounted credit card receivables of R$837 million in 3Q17 and R$402 million in 3Q16. (4) Brazilian Supermarkets Association. (5) Monthly Retail Survey (PMC) conducted by IBGE.

●        Guidance for 2017: (i) Sales: continuity in market share(*) gains at both Multivarejo and Assaí; (ii) EBITDA Margin(6): around 5.5% in the Food segment, supported by higher profitability at Assaí and at Multivarejo; (iii) CAPEX: approximately R$1.2 billion; and (iv) target to raise more than US$50 million through synergies in Latin America.

 (*) According to Nielsen data for each segment. (6) EBITDA adjusted by Other Operating Income and Expenses, excluding non-recurring tax credits.

“The results we have been delivering since the end of 2016 are in line with what was planned and we are continuing this positive trend this quarter. Even facing a quarter marked by a complex macroeconomic scenario, with sharp deflation in some of  the food categories, we can notice an improvement in operational and financial improvement as a result of the efforts internally carried out by the team. We continue to move forward on our strategic priorities of building a more balanced store portfolio with the successful conversion of hypermarkets into Assaí, the digital transformation of our business through initiatives such as “My Discount", and growth in market share across all business units.”

Ronaldo Iabrudi, CEO of GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△

Gross Revenue	11,791	10,946	7.7%	11,791	10,946	7.7%	6,705	6,888	-2.6%	5,086	4,059	25.3%
Net Revenue	10,909	10,090	8.1%	10,909	10,090	8.1%	6,225	6,354	-2.0%	4,684	3,737	25.4%
Gross Profit	2,366	2,245	5.4%	2,366	2,245	5.4%	1,663	1,704	-2.4%	703	541	30.1%
Gross Margin	21.7%	22.2%	-50 bps	21.7%	22.2%	-50 bps	26.7%	26.8%	-10 bps	15.0%	14.5%	50 bps
Selling, General and Adm. Expenses	(1,828)	(1,787)	2.3%	(1,828)	(1,787)	2.3%	(1,348)	(1,411)	-4.4%	(480)	(377)	27.5%
% of Net Revenue	16.8%	17.7%	-90 bps	16.8%	17.7%	-90 bps	21.7%	22.2%	-50 bps	10.2%	10.1%	10 bps
EBITDA (2)	411	454	-9.6%	439	454	-3.3%	215	298	-27.9%	224	156	43.8%
EBITDA Margin	3.8%	4.5%	-70 bps	4.0%	4.5%	-50 bps	3.5%	4.7%	-120 bps	4.8%	4.2%	60 bps
Adjusted EBITDA(2)(3)	541	485	11.4%	569	485	17.3%	345	320	7.7%	225	165	35.9%
Adjusted EBITDA Margin	5.0%	4.8%	20 bps	5.2%	4.8%	40 bps	5.5%	5.0%	50 bps	4.8%	4.4%	40 bps
Net Financial Revenue (Expenses)	(154)	(236)	-35.0%	(154)	(236)	-35.0%	(149)	(211)	-29.6%	(5)	(25)	-80.0%
% of Net Revenue	1.4%	2.3%	-90 bps	1.4%	2.3%	-90 bps	2.4%	3.3%	-90 bps	0.1%	0.7%	-60 bps
Net Income (Loss) - Consolidated
Controlling Shareholders	32	(119)	n.a.	27	(6)	n.a.	(86)	(72)	20.4%	113	65	73.6%
Net Margin	0.3%	-1.2%	150 bps	0.2%	-0.1%	30 bps	-1.4%	-1.1%	-30 bps	2.4%	1.7%	70 bps
Adjusted Net Income (Loss) - Controlling
	109	35	207.2%	137	35	288.3%	24	(36)	n.a.	114	71	59.0%
Shareholders - continuing operations (4)
Adjusted Net Margin	1.0%	0.4%	60 bps	1.3%	0.4%	90 bps	0.4%	-0.6%	100 bps	2.4%	1.9%	50 bps

(1) Totals and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales; (2) Earnings before interest, tax, depreciation and amortization; (3) EBITDA adjusted by "Other Operating Income and Expenses." (4) Net Income adjusted by "Other Operating Income and Expenses."

SALES PERFORMANCE

Net sales amounted to R$10.9 billion, growing 8.1%(1)  vs. 3Q16, explained by:

●    Strong sales growth at Assaí of 25.2%(1)  and of 7.7%(1) (2)  on a same-store basis. Despite the sharp deflation in the period, Assaí posted its strongest combined growth in sales volume and customer traffic of recent quarters;

●    Multivarejo reached same-store sales growth of 0.6%(1) . Sales volume recovery at the Pão de Açúcar banner was the highlight. Extra Hiper continued to deliver the best performance among formats, with market share(*) gains;

●    Acceleration of store conversions: 4 stores converted in the quarter, totaling 9 stores since 4Q16, which registered revenue growth of around 3.0x;

●    Multivarejo and Assaí continued to gain market share(*) in the quarter.

At Multivarejo, net sales reached R$6.2 billion in the quarter and same-store sales growth was 0.6%(1) , with sales performance improving significantly over the quarter. The highlights were: (i) the recovery in performance at the Pão de Açúcar banner, (ii) Extra Hiper maintained the best performance among banners, and (iii) continued market share(*) gains in 2017 in relation to 2016.

Total net sales performance was affected by the closure of 15 hypermarkets since the start of the year for conversion into Assaí stores, which had a negative impact of over 300 bps. Moreover, food at home inflation, which registered inflation of 16.3% in 3Q16, registered deflation of - 4.5% in 3Q17.

The Pão de Açúcar banner posted recoveries in sales and volume, reflecting the initiatives implemented since end-2Q17, such as (i) reinforcing the loyalty program with the “My Discount” program, (ii) the promotional action “Collect & Win”, and (iii) the strengthening of iconic products with more attractive pricing.

In addition, the banner launched a store-renovation plan, with the expectation of renovating around 50 stores by year-end, with 11 full renovations and 39 light renovations.

At Assaí, net sales amounted to R$4.7 billion, advancing 25.2%(1)  vs. 3Q16. On a same-store basis, Assaí net sales grew 7.7%(1)(2) . Despite the intense food deflation (the food at home component of IPCA inflation went from 16.3% in 3Q16 to -4.5% in 3Q17) in important categories, such as Commodities, Dairy, Meat and Produce, Assaí delivered sales volume growth on the prior-year period and continuous improvement in customer traffic.

The 17 stores opened in the last 12 months added around R$900 million of gross sales in the quarter, demonstrating the success of the expansion program and the strong and rapid adherence of customers to Assaí's value proposition, especially in regions new to the banner.

Converted stores delivered a better-than-expected sales multiple of around 3.0x, confirming the success of the locations/regions selected under the project to optimize the store portfolio.

In the quarter, Assaí reached 115 stores and accounted for 43.0% of GPA Food’s total net sales, an increase of 600 bps on the prior-year period. The Assaí format continued to capture market share(*) gains in the quarter, of around 330 bps compared to the same period last year.

(*) According to Nielsen data for each segment. (1) Net sales adjusted for the calendar effect. (2) Includes converted stores, which contributed 290 bps in 3Q17.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

Gross profit reached R$1,663 million, with margin of 26.7%, in line with the year-ago period, due to the maintenance of commercial strategies and the stability in shrinkage levels and logistics costs.

Selling, general and administrative expenses amounted to R$1,348 million, decreasing 4.4% compared to 3Q16. The main initiatives explaining the lower expenses were:

•         Higher efficiency in headcount due to the multi-functionality, flexibility and process-review initiatives at stores, as well as the variable compensation model, which generated productivity gains;

•         Expenses with electricity improved vs. 3Q16 due to the roll out of the energy optimization projects

•         The reduction in stores operating and general expenses

Other Operating Income and Expenses, which amounted to R$130 million, were mainly related to restructuring and the gains/losses from property, plant and equipment, which amounted to R$80 million. In addition, state tax liabilities of R$30 million were included in the Special Installment Program (PEP).

Adjusted EBITDA amounted to R$345 million in the period, growing 7.7%, despite the smaller store portfolio (mainly due to the closure of 15 Extra Hiper stores for conversion). Adjusted EBITDA margin stood at 5.5%, expanding 50 bps from 3Q16.

Assaí

Gross profit reached 15.0%, expanding 50 bps from 3Q16, basically explained by:

●        Joint commercial actions with suppliers targeting small merchants;

●        Development of other categories to offset the deflationary impact;

●        Maintenance of low shrinkage levels;

●        Maturation of the store park;

●        Higher share of individuals customers

Operating expenses stood at 10.2%, in line with 1H17, despite the accelerated pace of organic expansion and conversions. The expectation of 11 openings in 4Q17 (of which 8 conversions and 3 organic) impacted 3Q17 with the operational expenses inherent to the expansion.

Adjusted EBITDA reached R$225 million, with increase of 35.9%. Adjusted EBITDA margin stood at 4.8%, expanding 40 bps vs 3Q16, reflecting the gross margin expansion and contention of operating expenses.

FINANCIAL PERFORMANCE

Financial result

The financial result reached  R$154 million, down of 35.0% from the year-ago period. As a percentage of net sales, the result corresponded to 1.4%, improving 90 bps.

The improvement is explained by (i) the gross debt reduction of R$767million, (ii) the lower interest rates (14.1% in 3Q16, vs. 9.2% in 3Q17), and (iii) the reduction in cost of receivables discount of 20 bps as a percentage of net sales.

Net income

Net income attributable to controlling shareholders, considering continuing and discontinued operations, came to R$32 million, with margin of 0.3%, an increase of approximately R$ 150 million compared to 3Q16.

In the Food segment, net income attributable to controlling shareholders from continuing operations, adjusted for other income and expenses, amounted to R$137 million, increasing four times over 3Q16, with the highest contribution coming from Assaí.

Earnings per share

Diluted EPS was 0.10880 per common share and 0.12006 per preferred share.

Net debt

Net debt, adjusted for non-discounted receivables, amounted to R$2,604 million, a reduction of R$532 million from a year earlier. The net debt / adjusted EBITDA ratio stood at 1.0x in 3Q17, down from 1.3x a year earlier.

Gross debt stood at R$4,708 million, down R$767 million from 3Q16.

The cash balance was R$1,266 million and the non-discounted receivables balance was R$837 million, for total available resources of R$2.1 billion, as well as the preapproved/confirmed credit facilities of R$1.1 billion.

The agencies S&P Global Ratings and Fitch Ratings reaffirmed the Company’s ratings of ‘brAAA stable’ and ‘AA(bra) stable,' respectively, which reflects the continued prospects for a solid market position and growing cash flow.

Capital expenditure

CAPEX in the Food segment amounted to R$446 million, increasing R$107 million from the same period last year, mainly due to the higher investments in projects to convert Extra Hiper stores into Assaí stores.

Four conversions were delivered in the quarter, while another 8 stores are undergoing conversion, with an estimated 15 store conversions to be delivered by the end of 2017. Moreover, in line with its organic growth strategy, the Company opened 1 Assaí store, 1 Pão de Açúcar store, 3 Minuto Pão de Açúcar stores and 2 drugstores in the quarter.

II. Latin American Synergies

Continuation of the process to capture synergies in Latin America, which includes:

●        The new Apparel concept being implemented at the Extra Hiper format. The project has already implemented 24 stores and expectation to reach 40 stores by year end;

●        Joint negotiations of equipment and services, which reached R$21.5 million at GPA by the quarter’s end;

●        Sharing of good practices in perishables and transfer of know-how to reduce shrinkage;

●        The Aliados Compre Bem project, which already has 433 partners, has a goal of reaching 500 by year-end;

●        The capture of synergies for Latin America has progressed faster than expected, goal of US$50 million already surpassed at the end of the quarter.

III. Outlook

Strategic priorities:

1)      Focus on Food segment: continued investments in formats with the highest returns, such as Assaí and Pão de Açúcar, and intensification of store renovations;

2)      Portfolio optimization: focus on conversions of Extra Hiper stores into Assaí stores;

3)      Continued expansion at Assaí: total of 15 conversions andother 5 new stores, with an average return of over 20%.

Guidance for 2017:

1)      Sales: continued market share gains at both Multivarejo and Assaí;

2)      EBITDA Margin(*): around 5.5% in the Food segment, supported by higher profitability at Assaí and Multivarejo;

3)      CAPEX: approximately R$1.2 billion;

4)      Target to raise more than US$50 million through synergies in Latin America.

 (*) EBITDA adjusted by Other Operating Income and Expenses, excluding non-recurring tax credits

IV. Additional Information

3Q17 Results Conference Call and Webcast

Friday, October 27, 2017
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for audio in Portuguese: 2879418#
Access code for audio in English: 6729635#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi Victor Manuel Diaz Silvera Matheus Fujisawa Sarah Hatia GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

V. Appendices

Glossary

Company’s Business: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted Net Income: Measure of profitability calculated as Net Income from continuing operations excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•      numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•      denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

ASSETS

		Consolidated			Food Businesses
(R$ million)	09.30.2017	06.30.2017	09.30.2016	09.30.2017	06.30.2017	09.30.2016
Current Assets	27,320	26,968	19,918	7,712	8,183	7,988
Cash and Marketable Securities	1,266	2,366	3,385	1,266	2,366	1,937
Accounts Receivable	1,040	502	3,907	1,045	507	639
Credit Cards	837	329	1,802	837	329	402
Payment book	-	-	1,813	-	-	-
Sales Vouchers and Others	165	127	523	171	132	161
Allowance for Doubtful Accounts	(3)	(3)	(310)	(3)	(3)	(3)
Resulting from Commercial Agreements	40	49	79	40	49	79
Inventories	4,634	4,427	7,864	4,634	4,427	4,477
Recoverable Taxes	395	449	1,563	395	449	620
Noncurrent Assets for Sale	19,614	18,790	2,562	-	-	(0)
Expenses in Advance and Other Accounts Receivables	371	434	638	371	434	315
Noncurrent Assets	14,417	14,043	22,038	14,450	14,076	16,257
Long-Term Assets	3,026	2,889	4,907	3,054	2,917	1,964
Accounts Receivables	-	-	147	-	-	-
Credit Cards	-	-	22	-	-	-
Payment Book	-	-	143	-	-	-
Allowance for Doubtful Accounts	-	-	(18)	-	-	-
Recoverable Taxes	1,350	1,278	2,247	1,350	1,278	554
Deferred Income Tax and Social Contribution	162	170	296	162	170	15
Amounts Receivable from Related Parties	22	19	345	50	48	66
Judicial Deposits	789	738	1,197	789	738	673
Expenses in Advance and Others	702	684	675	702	684	656
Investments	298	282	488	297	282	317
Property and Equipment	9,186	8,985	10,603	9,186	8,985	9,155
Intangible Assets	1,908	1,887	6,039	1,913	1,892	4,821
TOTAL ASSETS	41,737	41,011	41,956	22,162	22,259	24,245

LIABILITIES

		Consolidated			Food Businesses
	09.30.2017	06.30.2017	09.30.2016	09.30.2017	06.30.2017	09.30.2016
Current Liabilities	23,054	22,161	22,328	8,616	8,476	9,737
Suppliers	5,495	5,172	8,520	5,496	5,174	4,537
Suppliers ('Forfait')	-	-	341	-	-	-
Loans and Financing	901	1,439	4,014	901	1,439	2,943
Payment Book (CDCI)	-	-	2,461	-	-	-
Debentures	517	47	518	517	47	518
Payroll and Related Charges	647	602	1,111	647	602	662
Taxes and Social Contribution Payable	211	363	696	211	363	172
Dividends Proposed	(0)	-	3	(0)	-	0
Financing for Purchase of Fixed Assets	33	28	136	33	28	136
Rents	89	75	126	89	75	83
Acquisition of minority interest	-	-	7	-	-	7
Debt with Related Parties	167	160	171	364	351	374
Advertisement	26	32	66	26	32	44
Provision for Restructuring	3	2	5	3	2	3
Advanced Revenue	56	79	327	56	79	39
Non-current Assets Held for Sale	14,642	13,885	3,124	-	-	-
Others	267	277	702	272	283	218
Long-Term Liabilities	5,611	5,850	6,992	5,611	5,850	4,724
Loans and Financing	808	669	1,250	808	669	1,116
Payment Book (CDCI)	-	-	228	-	-	-
Debentures	2,532	2,980	898	2,532	2,980	898
Financing for Purchase of Assets	-	-	4	-	-	4
Deferred Income Tax and Social Contribution	364	258	1,039	364	258	1,016
Tax Installments	681	765	545	681	765	544
Provision for Contingencies	1,038	1,016	1,831	1,038	1,016	1,064
Advanced Revenue	16	19	1,137	16	19	27
Others	170	143	59	170	143	54
Shareholders' Equity	13,072	13,000	12,637	7,935	7,933	9,784
Capital	6,818	6,818	6,808	5,487	5,516	5,436
Capital Reserves	355	349	321	355	349	321
Profit Reserves	3,025	3,000	2,891	2,094	2,068	2,891
Minority Interest	2,875	2,833	2,617	0	0	1,136
TOTAL LIABILITIES	41,737	41,011	41,956	22,162	22,259	24,245

2. Income Statement - 3Q17

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△
Gross Revenue	11,791	10,946	7.7%	11,791	10,946	7.7%	6,705	6,888	-2.6%	5,086	4,059	25.3%
Net Revenue	10,909	10,090	8.1%	10,909	10,090	8.1%	6,225	6,354	-2.0%	4,684	3,737	25.4%
Cost of Goods Sold	(8,530)	(7,832)	8.9%	(8,530)	(7,832)	8.9%	(4,550)	(4,637)	-1.9%	(3,980)	(3,195)	24.6%
Depreciation (Logistic)	(14)	(14)	-2.3%	(14)	(14)	-2.3%	(12)	(13)	-4.9%	(2)	(1)	24.9%
Gross Profit	2,366	2,245	5.4%	2,366	2,245	5.4%	1,663	1,704	-2.4%	703	541	30.1%
Selling Expenses	(1,593)	(1,563)	1.9%	(1,593)	(1,563)	1.9%	(1,171)	(1,236)	-5.3%	(423)	(327)	29.1%
General and Administrative Expenses	(235)	(224)	4.7%	(235)	(224)	4.7%	(177)	(175)	1.3%	(58)	(49)	16.9%
Selling, General and Adm. Expenses	(1,828)	(1,787)	2.3%	(1,828)	(1,787)	2.3%	(1,348)	(1,411)	-4.4%	(480)	(377)	27.5%
Equity Income(2)	(11)	14	n.a.	18	14	27.9%	18	14	27.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(130)	(31)	319.4%	(130)	(31)	319.4%	(130)	(22)	497.9%	(0)	(9)	-95.0%
Depreciation and Amortization	(194)	(178)	9.4%	(194)	(178)	9.4%	(150)	(145)	3.6%	(45)	(33)	35.3%
Earnings before interest and Taxes - EBIT	203	263	-22.9%	231	263	-12.0%	53	141	-62.3%	178	122	46.3%
Financial Revenue	37	55	-32.8%	37	55	-32.8%	27	46	-41.4%	10	9	13.7%
Financial Expenses	(191)	(291)	-34.6%	(191)	(291)	-34.6%	(176)	(258)	-31.8%	(15)	(34)	-56.1%
Net Financial Result	(154)	(236)	-35.0%	(154)	(236)	-35.0%	(149)	(211)	-29.6%	(5)	(25)	-80.0%
Income (Loss) Before Income Tax	49	26	85.2%	78	26	193.5%	(95)	(70)	35.8%	173	97	79.0%
Income Tax	(38)	(14)	167.0%	(38)	(14)	167.0%	22	17	27.9%	(60)	(31)	90.2%
Net Income (Loss) Company - continuing operations	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Result from discontinued operations	61	(320)	n.a.	(12)	(19)	-36.0%	(12)	(19)	-36.0%	-	-	n.a.
Net Income (Loss) - Consolidated Company	72	(308)	n.a.	28	(6)	n.a.	(85)	(72)	19.0%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	20	(131)	n.a.	(13)	(19)	-30.8%	(13)	(19)	-30.8%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	32	(119)	n.a.	27	(6)	n.a.	(86)	(72)	20.4%	113	65	73.6%
Minority Interest - Noncontrolling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	411	454	-9.6%	439	454	-3.3%	215	298	-27.9%	224	156	43.8%
Adjusted EBITDA (4)	541	485	11.4%	569	485	17.3%	345	320	7.7%	225	165	35.9%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% of Net Revenue
	3Q17	3Q16		3Q17	3Q16		3Q17	3Q16		3Q17	3Q16
Gross Profit	21.7%	22.2%		21.7%	22.2%		26.7%	26.8%		15.0%	14.5%
Selling Expenses	14.6%	15.5%		14.6%	15.5%		18.8%	19.5%		9.0%	8.8%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.8%		1.2%	1.3%
Selling, General and Adm. Expenses	16.8%	17.7%		16.8%	17.7%		21.7%	22.2%		10.2%	10.1%
Equity Income(2)	-0.1%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.2%	0.3%		1.2%	0.3%		2.1%	0.3%		0.0%	0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.0%	0.9%
EBIT	1.9%	2.6%		2.1%	2.6%		0.9%	2.2%		3.8%	3.3%
Net Financial Revenue (Expenses)	1.4%	2.3%		1.4%	2.3%		2.4%	3.3%		0.1%	0.7%
Income Before Income Tax	0.4%	0.3%		0.7%	0.3%		-1.5%	-1.1%		3.7%	2.6%
Income Tax	-0.3%	-0.1%		-0.3%	-0.1%		0.4%	0.3%		-1.3%	-0.8%
Net Income (Loss) Company - continuing operations	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Company	0.7%	-3.1%		0.3%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.3%	-1.2%		0.2%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.4%	-1.9%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	3.8%	4.5%		4.0%	4.5%		3.5%	4.7%		4.8%	4.2%
Adjusted EBITDA (4)	5.0%	4.8%		5.2%	4.8%		5.5%	5.0%		4.8%	4.4%
(1) Includes the result of M alls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

2.1 Income Statement – 9M17

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△	3Q17	3Q16	△
Gross Revenue	11,791	10,946	7.7%	11,791	10,946	7.7%	6,705	6,888	-2.6%	5,086	4,059	25.3%
Net Revenue	10,909	10,090	8.1%	10,909	10,090	8.1%	6,225	6,354	-2.0%	4,684	3,737	25.4%
Cost of Goods Sold	(8,530)	(7,832)	8.9%	(8,530)	(7,832)	8.9%	(4,550)	(4,637)	-1.9%	(3,980)	(3,195)	24.6%
Depreciation (Logistic)	(14)	(14)	-2.3%	(14)	(14)	-2.3%	(12)	(13)	-4.9%	(2)	(1)	24.9%
Gross Profit	2,366	2,245	5.4%	2,366	2,245	5.4%	1,663	1,704	-2.4%	703	541	30.1%
Selling Expenses	(1,593)	(1,563)	1.9%	(1,593)	(1,563)	1.9%	(1,171)	(1,236)	-5.3%	(423)	(327)	29.1%
General and Administrative Expenses	(235)	(224)	4.7%	(235)	(224)	4.7%	(177)	(175)	1.3%	(58)	(49)	16.9%
Selling, General and Adm. Expenses	(1,828)	(1,787)	2.3%	(1,828)	(1,787)	2.3%	(1,348)	(1,411)	-4.4%	(480)	(377)	27.5%
Equity Income(2)	(11)	14	n.a.	18	14	27.9%	18	14	27.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(130)	(31)	319.4%	(130)	(31)	319.4%	(130)	(22)	497.9%	(0)	(9)	-95.0%
Depreciation and Amortization	(194)	(178)	9.4%	(194)	(178)	9.4%	(150)	(145)	3.6%	(45)	(33)	35.3%
Earnings before interest and Taxes - EBIT	203	263	-22.9%	231	263	-12.0%	53	141	-62.3%	178	122	46.3%
Financial Revenue	37	55	-32.8%	37	55	-32.8%	27	46	-41.4%	10	9	13.7%
Financial Expenses	(191)	(291)	-34.6%	(191)	(291)	-34.6%	(176)	(258)	-31.8%	(15)	(34)	-56.1%
Net Financial Result	(154)	(236)	-35.0%	(154)	(236)	-35.0%	(149)	(211)	-29.6%	(5)	(25)	-80.0%
Income (Loss) Before Income Tax	49	26	85.2%	78	26	193.5%	(95)	(70)	35.8%	173	97	79.0%
Income Tax	(38)	(14)	167.0%	(38)	(14)	167.0%	22	17	27.9%	(60)	(31)	90.2%
Net Income (Loss) Company - continuing operations	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Result from discontinued operations	61	(320)	n.a.	(12)	(19)	-36.0%	(12)	(19)	-36.0%	-	-	n.a.
Net Income (Loss) - Consolidated Company	72	(308)	n.a.	28	(6)	n.a.	(85)	(72)	19.0%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	11	12	-7.6%	40	12	223.6%	(73)	(53)	38.4%	113	65	73.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	20	(131)	n.a.	(13)	(19)	-30.8%	(13)	(19)	-30.8%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	32	(119)	n.a.	27	(6)	n.a.	(86)	(72)	20.4%	113	65	73.6%
Minority Interest - Noncontrolling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	41	(189)	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	411	454	-9.6%	439	454	-3.3%	215	298	-27.9%	224	156	43.8%
Adjusted EBITDA (4)	541	485	11.4%	569	485	17.3%	345	320	7.7%	225	165	35.9%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% of Net Revenue
	3Q17	3Q16		3Q17	3Q16		3Q17	3Q16		3Q17	3Q16
Gross Profit	21.7%	22.2%		21.7%	22.2%		26.7%	26.8%		15.0%	14.5%
Selling Expenses	14.6%	15.5%		14.6%	15.5%		18.8%	19.5%		9.0%	8.8%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.8%		1.2%	1.3%
Selling, General and Adm. Expenses	16.8%	17.7%		16.8%	17.7%		21.7%	22.2%		10.2%	10.1%
Equity Income(2)	-0.1%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.2%	0.3%		1.2%	0.3%		2.1%	0.3%		0.0%	0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.0%	0.9%
EBIT	1.9%	2.6%		2.1%	2.6%		0.9%	2.2%		3.8%	3.3%
Net Financial Revenue (Expenses)	1.4%	2.3%		1.4%	2.3%		2.4%	3.3%		0.1%	0.7%
Income Before Income Tax	0.4%	0.3%		0.7%	0.3%		-1.5%	-1.1%		3.7%	2.6%
Income Tax	-0.3%	-0.1%		-0.3%	-0.1%		0.4%	0.3%		-1.3%	-0.8%
Net Income (Loss) Company - continuing operations	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Company	0.7%	-3.1%		0.3%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.1%	0.1%		0.4%	0.1%		-1.2%	-0.8%		2.4%	1.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.3%	-1.2%		0.2%	-0.1%		-1.4%	-1.1%		2.4%	1.7%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.4%	-1.9%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	3.8%	4.5%		4.0%	4.5%		3.5%	4.7%		4.8%	4.2%
Adjusted EBITDA (4)	5.0%	4.8%		5.2%	4.8%		5.5%	5.0%		4.8%	4.4%
(1) Includes the result of M alls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

3. Financial Result

	Consolidated
(R$ million)	3Q17	3Q16	△	9M17	9M16	△

Financial Revenue	37	55	-32.8%	135	168	-19.6%
Financial Expenses	(191)	(291)	-34.6%	(659)	(820)	-19.7%
Cost of Debt	(111)	(160)	-30.5%	(427)	(517)	-17.4%
Cost of Receivables Discount	(20)	(45)	-56.2%	(92)	(101)	-8.7%
Restatement of Contingent Liabilities and Other financial expenses	(23)	(32)	-27.7%	(140)	(203)	-31.3%
Net Financial Revenue (Expenses)	(154)	(236)	-35.0%	(524)	(652)	-19.7%
% of Net Revenue	1.4%	2.3%	-90 bps	1.6%	2.2%	-60 bps

In the financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net income

	Consolidated						Food Business

(R$ million)	3Q17	3Q16	△	9M17	9M16	△	3Q17	3Q16	△%	9M17	9M16	△%

EBITDA	411	454	-9.6%	1,585	1,151	37.7%	439	454	-3.3%	1,669	1,151	45.0%
Depreciation (Logistic)	(14)	(14)	-2.3%	(40)	(41)	-4.4%	(14)	(14)	-2.3%	(40)	(41)	-4.4%
Depreciation and Amortization	(194)	(178)	9.4%	(574)	(521)	10.1%	(194)	(178)	9.4%	(574)	(521)	10.1%
Net Financial Revenue (Expenses)	(154)	(236)	-35.0%	(524)	(652)	-19.7%	(154)	(236)	-35.0%	(524)	(652)	-19.7%
Income (Loss) before Income Tax	49	26	85.2%	447	(64)	n.a.	78	26	193.5%	532	(64)	n.a.
Income Tax	(38)	(14)	167.0%	(180)	0	n.a.	(38)	(14)	167.0%	(180)	0	n.a.
Net Income (Loss) Company - continuing operations	11	12	-7.6%	267	(64)	n.a.	40	12	223.6%	352	(64)	n.a.
Net income from discontinued operations	61	(320)	n.a.	189	(984)	n.a.	(12)	(19)	-36.0%	(37)	(45)	-19.0%
Net Income (Loss) Consolidated Company	72	(308)	n.a.	456	(1,047)	n.a.	28	(6)	n.a.	315	(109)	n.a.

Net Income (Loss) - Controlling Shareholders - continuing operations	11	12	-7.6%	267	(64)	n.a.	40	12	223.6%	352	(64)	n.a.
Net Income (Loss) - Controlling Shareholders -	20	(131)	n.a.	55	(381)	n.a.	(13)	(19)	-30.8%	(37)	(45)	-19.0%
descontinuing operations
Net Income (Loss) - Controlling Shareholders - Consolidated	32	(119)	n.a.	322	(445)	n.a.	27	(6)	n.a.	315	(109)	n.a.
Other Operating Revenue (Expenses)	(130)	(31)	319.4%	(404)	(308)	31.4%	(130)	(31)	319.4%	(404)	(308)	31.4%
Income Tax from Other Operating Revenues (Expenses) and
Income Tax from Nonrecurring	33	8	308.4%	93	66	40.1%	33	8	308.4%	93	66	40.1%
Adjusted Net Income (Loss) - Controlling Shareholders -
	109	35	207.2%	578	177	225.8%	137	35	288.3%	663	177	273.5%
continuing operations (1)
Adjusted Net Margin - Controlling Shareholders	1.0%	0.4%	60 bps	1.8%	0.6%	120 bps	1.3%	0.4%	90 bps	2.1%	0.6%	2 bps

(1) Net Income adjusted for "Other Operating Income and Expenses," thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.
In the quarterly financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

5. Debt - Consolidated

			06.30.2016
(R$ million)	09.30.2017	09.30.2016	Consolidated
	Food	Food	including Via
	Business	Business	Varejo

Short Term Debt	(1,387)	(3,461)	(4,532)
Loans and Financing	(901)	(2,943)	(4,014)
Debentures and Promissory Notes	(517)	(518)	(518)
Long Term Debt	(3,321)	(2,015)	(2,149)
Loans and Financing	(808)	(1,116)	(1,250)
Debentures	(2,532)	(898)	(898)
Total Gross Debt	(4,708)	(5,476)	(6,680)
Cash and Financial investments	1,266	1,937	3,385
Net Debt	(3,442)	(3,539)	(3,296)
EBITDA(1)	2,715	2,334	2,032
Net Debt / EBITDA(1)	-1.3x	-1.5x	-1.6x
Payment Book (CDCI)	-	-	(2,689)
On balance Credit Card Receivables not discounted	837	402	1,824
Net Debt with Payment Book and Credit Card Receivables not discounted	(2,604)	(3,137)	(4,160)
Net Debt with Payment Book and Credit Card Receivables not discounted / EBITDA(1)	-1.0x	-1.3x	-2.0x

In the financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations. For better comparison between the periods, a column presenting comparable results for March 2016 was added to the above table on debt.
(1) EBITDA for the last 12 months adjusted by Other Operating Income and Expenses

13

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	09.30.2017	09.30.2016
Net Income (Loss) for the period	455	(1,048)
Adjustment for reconciliation of net income
Deferred income tax	(70)	(91)
Loss (gain) on disposal of fixed and intangible assets	88	146
Depreciation and amortization	614	826
Interests and exchange variation	703	996
Equity Income	14	(81)
Provision for contingencies	403	638
Share-Based Compensation	23	19
Allowance for doubtful accounts	531	438
Provision for obsolescence/breakage	(26)	19
Gains resulting from sale of subisidiaries	-	(94)
Deferred revenue	(292)	(236)
Other Operating Expenses	(447)	-
	1,996	1,532
Asset (Increase) decreases
Accounts receivable	(2,287)	(1,638)
Inventories	(1,075)	90
Taxes recoverable	(93)	(319)
Dividends received	155	-
Other Assets	(49)	(36)
Related parties	131	3
Restricted deposits for legal proceeding	(286)	(184)
	(3,504)	(2,084)
Liability (Increase) decrease
Suppliers	(2,446)	(5,769)
Payroll and charges	68	152
Taxes and Social contributions payable	(229)	(51)
Other Accounts Payable	203	(575)
Contingencies	(252)	(271)
Deferred revenue	(7)	95
Taxes and Social contributions paid	(74)	(110)
	(2,737)	(6,529)
Net cash generated from (used) in operating activities	(4,245)	(7,081)

Acquisition of property and equipment	(988)	(850)
Increase Intangible assets	(221)	(221)
Sales of property and equipment	106	38
Cash provided on sale of subisidiary	-	91
Net cash flow investment activities	(1,103)	(942)

Cash flow from financing activities
Increase of capital	7	2
Funding and refinancing	6,289	5,422
Payments of loans and financing	(8,277)	(4,987)
Dividend Payment	-	(4)
Acquisition of society	(8)	(80)
Intercompany loans	-	677
Net cash generated from (used) in financing activities	(1,989)	1,030

Monetary variation over cash and cash equivalents	-	22
Increase (decrease) in cash and cash equivalents	(7,337)	(6,971)

Cash and cash equivalents at the beginning of the year	9,142	11,015
Cash and cash equivalents at the end of the year	1,805	4,044
Change in cash and cash equivalents	(7,337)	(6,971)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated
(R$ million)	3Q17	3Q16	9M17	9M16

Cash Balance at Beginning of Period	3,116	3,716	9,142	11,015
Cash Flow from Operating Activities	(483)	804	(4,245)	(7,081)
EBITDA	735	483	2,357	1,220
Cost of Sale of Receivables	(218)	(230)	(668)	(725)
Working Capital	(1,152)	(148)	(5,808)	(7,317)
Assets and Liabilities Variation	152	699	(126)	(259)
Cash Flow from Investment Activities	(527)	(480)	(1,103)	(942)
Net Investment	(527)	(480)	(1,103)	(1,033)
Acquisition / Sale of Interest and Others	-	-	-	91
Cash on discontinuity of subsidiary	-	-	-	-
Change on net cash after investments	(1,010)	324	(5,348)	(8,023)
Cash Flow from Financing Activities	(301)	(24)	(1,989)	1,030
Dividends Payments and Others	-	-	-	(4)
Net Payments	(301)	(24)	(1,989)	1,034
Change on Net Cash	(1,311)	300	(7,337)	(6,993)
Exchange Rate	-	28	-	22
Cash Balance at End of Period	1,805	4,044	1,805	4,044

Cash includes "Assets held for sale and op. Discontinued"	539		539	-

Cash t as balance sheet (excluding Via Varejo)	1,266	4,044	1,266	4,044

In the financial statements of GPA as of September 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capex

	Food Business
(R$ million)	3Q17	3Q16	△	9M17	9M16	△

New stores, land acquisition and	219	107	105.3%	374	303	23.3%
conversions
Store renovations and Maintenance	131	154	-14.9%	309	460	-32.9%
Infrastructure and Others	114	87	30.9%	202	286	-29.5%
Non-cash Effect
Financing Assets	(18)	(9)	99.0%	117	(187)	n.a.
Total	446	339	31.6%	1,001	862	16.1%

8. Breakdown of Sales by Business

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q17%		3Q16%		△	9M17%		9M16%		△

Pão de Açúcar	1,810	15.4%	1,777	16.2%	1.9%	5,294	15.2%	5,359	16.6%	-1.2%
Extra (1)	4,022	34.1%	4,246	38.8%	-5.3%	12,755	36.6%	13,097	40.6%	-2.6%
Convenience Stores (2)	277	2.4%	298	2.7%	-6.9%	867	2.5%	903	2.8%	-4.0%
Assaí	5,086	43.1%	4,059	37.1%	25.3%	14,164	40.6%	11,104	34.5%	27.6%
Other Businesses (3)	596	5.1%	566	5.2%	5.3%	1,765	5.1%	1,765	5.5%	0.0%
Food Business	11,791	100.0%	10,946	100.0%	7.7%	34,844	100.0%	32,228	100.0%	8.1%

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q17%		3Q16%		△	9M17%		9M16%		△

Pão de Açúcar	1,671	15.3%	1,634	16.2%	2.3%	4,871	15.2%	4,928	16.6%	-1.2%
Extra (1)	3,710	34.0%	3,889	38.5%	-4.6%	11,726	36.5%	11,987	40.3%	-2.2%
Convenience Stores (2)	259	2.4%	278	2.8%	-7.1%	808	2.5%	841	2.8%	-3.9%
Assaí	4,684	42.9%	3,736	37.0%	25.4%	12,996	40.5%	10,231	34.4%	27.0%
Other Businesses (3)	585	5.4%	554	5.5%	5.6%	1,724	5.4%	1,727	5.8%	-0.2%
Food Business	10,909	100.0%	10,090	100.0%	8.1%	32,125	100.0%	29,714	100.0%	8.1%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

9.  Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	3Q17	3Q16	9M17	9M16

Cash	50.4%	51.6%	51.1%	51.8%
Credit Card	39.0%	38.3%	38.6%	38.3%
Food Voucher	10.6%	10.1%	10.3%	9.9%

10. Store Activity by Banner

	STORE OPENINGS/CLOSINGS BY BANNER
	06/30/2017	Opened	Opened by	Closed	Closed to	09/30/2017
			conversion		conversion

Pão de Açúcar	185	1	-	(1)	-	185
Extra Hiper	119	-	-	-	(1)	118
Extra Supermercado	194	-	-	(6)	-	188
Minimercado Extra	197	-	-	(14)	-	183
Minuto Pão de Açucar	79	3	-	-	-	82
Assaí	110	1	4	-	-	115
Other Business	224	2	-	(24)	-	202
Gas Station	77	-	-	(5)	-	72
Drugstores	147	2	-	(19)	-	130
Food Business	1,108	7	4	(45)	(1)	1,073

Sales Area ('000 m2 )
Food Business	1,771					1,770

# of employees ('000) (1)	89					89
(1) Excludes employees of discontinued operations

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented with discontinued activities (note 31) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com”. Its headquarter is located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3 – Brasil, Bolsa, Balcão”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate controlling company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Company received a notice from Securities Registration Office (“SRE”) of Brazilian Securities Exchange Commission (“CVM”) stating that the Company pay the equivalent additional amount 80% of effectively paid to Morzan as indemnification to other shareholders of Globex Utilidades S.A. (“Globex”) that applied to Share Purchase Agreement resulting in the sale of control of the Company, in accordance to your OPA, the mix payment option, that defined in public notice of public offer for shares acquisition realized for the Company on January 4, 2010. The Company presented on appeal to CVM’s arbitral award and received a suspensive effect of the decision, with the estimated amount in R$150 and likelihood of loss classified as possible.

In session held on October 3, 2017, the Panel of the Brazilian Securities Commission (“CVM”) analyzed the appeal filed by the Company and unanimously decided to fully amend the SRE Decision, understanding that the CVM could not extend the indemnification provided for in the Arbitration Award to Globex's minority shareholders, as provided for in the Code of Civil Procedure, in line with the constitutional guarantees of due legal process and adversary principle. Considering the final and favorable decision of CVM Panel, any discussion concerning occasional extension to the other minority shareholders of Via Varejo S.A. of amount proportionally paid to Morzan as indemnification was definitely closed.

1.2.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice 18/2016-CVM/SEP/GEA-5 containing the understanding of the Superintendence of Business Relations – SEP in relation to certain accounting entries related to corporate transactions at Via Varejo level in 2013. Due to the effects in its consolidated financial statements the Company received the notice 19/2016-CVM /SEP/GEA-5.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information - Continued

1.2.   Notices from CVM to GPA and subsidiary Via Varejo - Continued

CVM’s technical area notified its understanding on accounting treatment which is different from those applied by Company in its financial statements of that year, in relation to (i) remeasurement of remaining investment held in Nova Pontocom Comércio Eletrônico S.A. (“NPC”) due to partial sale of interest to Companhia Brasileira de Distribuição; and (ii) accounting treatment applied on acquisition of additional 75% interest of Indústria de Móveis Bartira (“Bartira”) equity by Via Varejo.

Via Varejo and the Company presented an appeal to CVM’s board of commissioners. At July 26, 2016, Via Varejo published relevant fact announcing the end of Cnova’s investigations, and informed that attended partially the requirements on notice 18/2016CVM/SEP/GEA5, specifically to the accounting entries of sale participation on NPC, occurred in 2013. At January 26, 2017 the CVM reported the Company that (i) the appeal was accepted related to Bartira; and (ii) The CVM’s Superintendence of Business Relations – SEP asked reconsideration of the board of commissioner’s decision. On April 20, 2017, Via Varejo and the Company received the final determination of the board of commissioner informing that kept the decision after reconsideration asked by SEP. Therefore, there is not effect to be considered related with this assumption.

1.3.   Agreement between CBD, Via Varejo and Grupo Casas Bahia

In July 4, 2017, the Via Varejo celebrated a agreement together with the Company, for the settlement of losses and damages related to the “Acordo de Associação” celebrated in July 1, 2010, incurred until November 8, 2016, as well established warrants for the obligation of Grupo Casas Bahia to indemnify potential risks, therefore grasped which not materialized until November 8, 2016.

In this agreement, the Via Varejo and the Grupo Casas Bahia compensate funds due from part to part, remaining a balance of R$70 to be paid by the Grupo Casas Bahia to Via Varejo in 7 installments which fall due until December 2017.

As warrant of potential risk indemnifies was kept, beyond personal guarantee of Grupo Casas Bahia shareholders, mortgage on property at total amount of potential risks notified.

In a board of director’s meeting occurred in July 24, 2017, in the terms of the related parties policy, the special committee favorably recommended to the board of directors the approval of execution of the Term of Agreement by the Company. As the special committee considerations, the board of directors approved the celebration of Term of Agreement.

As a result of this agreement, the Company recognized on its financial statements for the nine-month period ended in September 30, 2017, at item “descontinued operations” a loss of R$97.

1.4.   Arbitration Península Real Estates

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity of fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are object of several lease agreements and contracts entered into between the Company and Peninsula during the year of 2005 (the "Agreements"). The Agreements assure to CBD the use and commercial exploitation of the referred real estates for a period of twenty (20) years as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and which rule the calculation of the rental fees.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

1.4.   Arbitration Península Real Estates - Continued

The Proceeding refers to matters related to the application of the Agreements and does not affect the continuity of the leases, which are contractually assured. CBD understands that the Proceeding will be decided favorably to CBD.

2.       Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the nine-month period ended September 30, 2017 was approved by the Board of Directors on October 26, 2017.

As a result of the process in progress for the sale of the subsidiary Via Varejo S.A. (note 35 on the financial statements for year ended December 31, 2016, presented in February 23, 2017) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended September 30, 2017 and September 30, 2016 were presented with the effects of the transaction.

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2016, in note 3.

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2016 and had no significant effects to the Company.

Except for standards “IFRS 9 – Financial Instruments”, “IFRS 15 – Revenue from contracts with customers” and “IFRS 16 – Leases”. For the IFRS 9 and 15, the Company started a project that has a prevision of conclusion until the end of 2017, for this moment, significatives effects are not expected as a result of this adoption. Related to IFRS 16, relevant impacts are expected, whose measurement is in progress with prevision of conclusion until the end of 2017.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the nine-month period ended September 30, 2017 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2016.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2016, in note 7.

		Parent Company		Consolidated
	Rate	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Cash and banks - Brazil		105	255	181	349
Cash and banks - Abroad	(*)	65	66	65	66
Temporary investments - Brazil	(**)	658	4,175	1,020	4,697
		828	4,496	1,266	5,112

(*) Refers to cash and banks denominated in US Dollars.

(**) Temporary investments as at September 30, 2017 refer substantially to repurchase agreements, wich are remunerated by a weighted average rate equivalent to 96% of the Interbank Deposit Certificate (“CDI”) and redeemable less than 90 days as of investment date and not subject to significative variations in the amount.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2016, in note 8.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Credit card companies	769	178	837	241
Sales vouchers	65	94	135	142
Private label credit card	30	62	31	62
Receivables from related parties (note 12.2)	21	15	-	5
Receivables from suppliers	40	48	40	95
Allowance for doubtful accounts (note 8.1)	(1)	(1)	(3)	(2)
	924	396	1.040	543

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

8.     Trade receivables – Continued

8.1 Allowance for doubtful accounts

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

At the beginning of the period	(1)	(1)	(3)	(392)
Loss/reversal in the period	(4)	-	(531)	(438)
Write-off of receivables	4	-	481	421
Exchange rate changes	-	-	-	14
Reclassification to assets held for sale and discontinued operations (note 31)	-	-	50	67
At the end of the period	(1)	(1)	(3)	(328)

Below is the aging list of consolidated gross receivables:

			Past-due receivables - Consolidated
	Total	Due	<30 days	30-60 days	61-90 days	>90 days

9.30.2017	1,043	1,025	5	2	1	10
12.31.2016	545	524	13	6	1	1

9.     Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2016, in note 9.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Receivables from sale of fixed assets	5	6	5	6
Rental advances	1	3	1	3
Accounts receivable from insurance companion	30	19	30	19
Rental receivable	41	60	41	61
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of subsidiaries	80	69	80	69
Other	39	35	48	48
Total	196	192	737	738

Current	94	111	104	126
Noncurrent	102	81	633	612

10.  Inventories

The detailed information on inventories was presented in the annual financial statements for 2016, in note 10.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Stores	1,914	2,032	3,260	3,400
Distribution centers	1,122	1,115	1,403	1,255
Real estate inventories under construction	-	-	24	61
Estimated losses on obsolescence and breakage (note 10.1)	(37)	(41)	(53)	(75)
Total	2,999	3,106	4,634	4,641

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

10.  Inventories - Continued

10.1 Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

At the beginning of the period	(41)	(14)	(75)	(150)
Additions	(9)	(36)	(77)	(130)
Write-offs / reversal	13	13	103	111
Exchange rate changes	-	-	-	2
Assets held for sale and discontinued operations	-	-	(4)	19
At the end of the period	(37)	(37)	(53)	(148)

11.  Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2016, in note 11.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

State value-added tax on sales and services – ICMS	882	436	1,477	545
Estimated loses for non realization of ICMS	-	-	(409)	-
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	272	338	359	418
Income tax on Financial investments	13	38	16	45
Income tax and Social Contribution	54	71	63	80
Social Security Contribution - INSS	212	194	232	211
Other	1	1	7	7
Total	1,434	1,078	1,745	1,306

Current	368	557	395	674
Noncurrent	1,066	521	1,350	632

11.1.ICMS is expected to be realized as follows (including the accrual for non realization):

In	Parent Company	Consolidated
Up to 1 year	88	91
1 to 2 years	131	134
2 to 3 years	137	166
3 to 4 years	139	177
4 to 5 years	387	500
	882	1,068

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared and reviewed periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of September 30, 2017, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of the balance.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

11.  Recoverable taxes – Continued

11.1.ICMS is expected to be realized as follows (including the accrual for non realization) - Continued:

In the 2rd quarter of 2017, the Company revisited its position in relation to the recognition of ICMS Tax substitution related to prior periods, changing the prospective recognition of the recovery of the tax substation ICMS calculated over the sales since November 2016. STF decided with full application to all claims in the country over this same matter, the right over the difference of the tax paid (ICMS ST) – under the margin defined in goods purchase for resale and on that calculated to the final costumer. The disclosure of the written sentence was done in April/2017.

Company still evaluated in the conjunction of the elements that supported the recognition of the tax credit in 2017, judged in October 2016, current tax positions over other tax matters that were potentially conflicting with the thesis being analyzed, legal opinions from advisors, and based on available information and in the best estimations of the amounts calculated starting from January 2009, Company recognized R$856, covering R$447 in the Company and R$409 in the subsidiary Sendas Distribuidora, having recorded simultaneously a provision in the amount of R$409, due to the lack of perspective of realization of the related credit in its realization plan and period evaluated by the Company for the full compensation of the credit. The net amount of R$447 was recognized as a reduction of the cost of goods sold in accordance with the accounting practice adopted by the Company.

12.  Related parties

12.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the period ended September 30, 2017 and 2016, were as follows:

(in thousands of brazilian reais)	Base salary		Variable compensation		Stock option plan		Total
	2017	2016	2017	2016	2017	2016	2017	2016

Board of directors (*)	4,662	5,096	-	-	-	-	4,662	5,096
Executive officers	19,182	16,600	19,363	22,519	21,203	6,545	59,748	45,664
	23,844	21,696	19,363	22,519	21,203	6,545	64,410	50,760

(*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2016, in note 12.

	Parent Company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (Expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling:
Casino	-	5	-	1	1	-	18	-	-	-	-	-	(35)	(61)
Euris	-	-	-	-	-	-	3	1	-	-	-	-	(3)	(4)
Helicco	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Subsidiaries:
Novasoc Comercial	-	-	209	197	-	1	-	-	-	-	-	-	-	1
Sendas Distribuidora	16	3	191	123	5	4	-	-	-	104	-	89	-	38
Via Varejo (i)	5	7	-	-	1	4	194	230	-	-	-	-	(50)	(39)
VVLOG Logística Ltda.	-	-	-	-	-	-	2	2	-	-	-	-	-	(1)
Cnova Brasil	-	-	28	4	-	-	-	-	-	-	-	-	36	64
GPA M&P	-	-	-	-	-	-	4	2	-	-	-	-	-	-
GPA Logística	-	-	19	19	16	17	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	219	128	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	1	-	-	-	-	-	-
Associates:											-
FIC	-	-	18	14	12	14	-	-	-	-	-	-	55	34
Other related parties:
Greenyellow do Brasil Energia e Serviços Ltda. (Greenyellow) (ii)	-	-	-	-	-	-	145	146	-	-	-	-	(38)	(16)
Others	-	-	2	1	-	-	1	-	-	-	-	-	-	(1)
Total	21	15	467	359	35	40	586	510	-	104	-	89	(35)	14

(i) Via Varejo: The subsidiary has an amount to pay reffering to “Primeiro Aditivo ao Acordo de Associação” between Via Varejo e Casas Bahia, that ensure the right to indemnify of some judicial claims and reimbursement of expenses recognized since June 30, 2010.

(ii) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Trade receivables		Others assets		Trade payables		Other liabilities		Revenues (Expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling:
Casino	-	5	-	1	1	-	18	-	(35)	(61)
Euris	-	-	-	-	-	-	3	1	(3)	(4)
Helicco	-	-	-	-	-	-	-	-	-	(1)
Subsidiaries:
Others	-	-	-	1	-	-	-	-	-	-
Associates:
FIC	-	-	20	14	12	14	-	-	55	34
Other related parties:
Greenyellow	-	-	-	-	-	-	145	146	(38)	(16)
Others	-	-	2	1	-	-	1	-	-	(1)
Total	-	5	22	17	13	14	167	147	(21)	(49)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2016, in note 13.

13.1.   Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)
Balances at 12.31.2016	2,330	168	-	443	73	3,014
Share of profit (loss) of subsidiaries and associates	294	8	103	51	(82)	374
Dividends	-	-	-	-	(40)	(40)
Stock option	2	-	2	-	-	4
Capital increase	53	-	-	-	-	53
Capital increase with property and equipment (note 14)	211		-	-	-	211
Other transactions (**)	-	-	(1)	-	(11)	(12)
Reclassification to Held for Sale (note 31)	-	-	(104)	-	-	(104)
Balances at 9.30.2017	2,890	176	-	494	(60)	3,500

 (*) Includes the effects of uncovered liabilities on the investment on Luxco of R$119.

(**) Includes the effects of other comprehensive income on investment on Luxco.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments - Continued

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	Barcelona	Bellamar	GPA M&P and others	Total (***)
Balances at 12.31.2015	1,349	174	1,844	501	770	367	(132)	4,873
Share of profit(loss) of subsidiaries and associates	113	(7)	(74)	(5)	29	58	(242)	(128)
Dividends	-	-	-	-	-	-	(33)	(33)
Spin-off	(2)	-	-	-	-	-	-	(2)
Merger	800	-	-	-	(800)	-	-	-
Stock option	2	-	3	-	1	-	-	6
Write-off	-	-	-	-	-	-	6	6
Other transactions (**)	-	-	24	-	-	-	70	94
Reclassification to Held for Sale	-	-	-	-	-	-	6	6
Balances at 9.30.2016	2,262	167	1,797	496	-	425	(325)	4,822

(*)    In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of other comprehensive income in the case of subsidiary Luxco.

(***)Includes the effects of uncovered liabilities on the investment on Luxco of R$445.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.   Breakdown of investments – Continued

	Consolidated
	9.30.2017	9.30.2016
At the beginning of the period	294	382
Share of profit (loss) – Continued operations	(34)	58
Share of profit (loss) – Discontinued operations	20	23
Dividends – Continued operations	(90)	-
Dividends – Discontinued operations	(36)	-
Other transactions	(12)	-
Assets held for sale and discontinued operations (note 31)	16	-
At the end fo the period	158	463

14.    Property and equipment

	Parent Company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers(*)	Balance at 9.30.2017
Land	1,261	-	-	(31)	(70)	1,160
Buildings	1,611	4	(38)	(131)	(56)	1,390
Leasehold improvements	2,226	18	(136)	(66)	124	2,166
Machinery and equipment	1,047	25	(134)	(25)	87	1,000
Facilities	319	41	(26)	(7)	(10)	317
Furniture and fixtures	396	1	(44)	(5)	21	369
Vehicles	3	-	(1)	-	-	2
Construction in progress	113	285	-	(3)	(293)	102
Other	45	14	(10)	(1)	(14)	34
Total	7,021	388	(389)	(269)	(211)	6,540

Finance lease
IT equipment	5	-	-	-	-	5
Buildings	17	-	-	-	-	17
	22	-	-	-	-	22
Total	7,043	388	(389)	(269)	(211)	6,562

(*) The amount of R$211 refers to the assets transferred to the subsidiary Sendas Distribuidora as capital increase related to the brand conversion’s project.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parent Company
	Balance at	Additions	Depreciation	Write-offs	Merger	Transfers	Balance at
	12.31.2015						9.30.2016

Land	1,272	-	-	(1)	-	15	1,286
Buildings	1,799	3	(42)	(4)	18	(104)	1,670
Leasehold improvements	1,858	13	(125)	(19)	301	208	2,236
Machinery and equipment	892	110	(119)	(17)	150	3	1,019
Facilities	179	15	(16)	(2)	37	3	216
Furniture and fixtures	375	22	(42)	(3)	52	2	406
Vehicles	3	-	(1)	(1)	1	-	2
Construction in progress	73	291	2	(7)	9	(123)	245
Other	50	8	(10)	(3)	6	(4)	47
Total	6,501	462	(353)	(57)	574	-	7,127

Finance lease
IT equipment	7	-	(3)	-	-	-	4
Buildings	17	-	-	-	-	-	17
	24	-	(3)	-	-	-	21
Total	6,525	462	(356)	(57)	574	-	7,148

	Parent Company
	Balance at 9.30.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,160	-	1,160	1,261	-	1,261
Buildings	2,253	(863)	1,390	2,555	(944)	1,611
Leasehold improvements	3,682	(1,516)	2,166	3,685	(1,459)	2,226
Machinery and equipment	2,350	(1,350)	1,000	2,345	(1,298)	1,047
Facilities	600	(283)	317	589	(270)	319
Furniture and fixtures	961	(592)	369	959	(563)	396
Vehicles	8	(6)	2	9	(6)	3
Construction in progress	102	-	102	113	-	113
Other	120	(86)	34	126	(81)	45
	11,236	(4,696)	6,540	11,642	(4,621)	7,021

Finance lease
IT equipment	39	(34)	5	38	(33)	5
Buildings	38	(21)	17	41	(24)	17
	77	(55)	22	79	(57)	22
Total	11,313	(4,751)	6,562	11,721	(4,678)	7,043

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2016	Additions	Depreciation	Write-offs (**)	Transfers	Reclassification to Held For Sale (*)	Balance at 9.30.2017
Land	1,414	-	-	(30)	-	-	1,384
Buildings	1,856	76	(44)	(132)	36	-	1,792
Leasehold improvements	3,284	179	(184)	(75)	226	(13)	3,417
Machinery and equipment	1,340	105	(174)	(30)	109	(19)	1,331
Facilities	433	72	(33)	(9)	12	(1)	474
Furniture and fixtures	543	29	(59)	(6)	34	(14)	527
Vehicles	2	-	(1)	(6)	5	1	1
Construction in progress	204	384	-	(3)	(413)	(5)	167
Other	63	19	(16)	(1)	(9)	-	56
Total	9,139	864	(511)	(292)	-	(51)	9,149

Finance lease
Equipment	9	-	(2)	-	-	-	7
IT equipment	8	-	(2)	-	-	-	6
Furniture and fixtures	6	-	(1)	-	-	-	5
Buildings	20	-	-	-	-	-	20
	43	-	(5)	-	-	-	38
Total	9,182	864	(516)	(292)	-	(51)	9,187

    (*) See note 31

    (**) The write-offs at rubric buildings refer to the sell of Distribution Centre.

		Consolidated
	Balance at 12.31.2015	Addi-tions	Deprecia-tion	Descon-solidation	Write-offs	Trans-fers	Exchange rate changes	Reclassifi-cation to Held For Sale	Balance at 9.30.2016
Land	1,464	-	-	-	(1)	28	-	-	1,491
Buildings	2,023	27	(46)	-	(6)	(128)	-	-	1,870
Leasehold improvements	3,675	133	(205)	(2)	(43)	355	-	-	3,913
Machinery and equipment	1,676	203	(214)	(1)	(21)	21	-	(4)	1,660
Facilities	422	43	(34)	(1)	(5)	12	(4)	(22)	411
Furniture and fixtures	701	53	(69)	-	(4)	11	(2)	(15)	675
Vehicles	75	-	(4)	-	(9)	-	-	-	62
Construction in progress	172	508	(2)	-	(11)	(287)	(1)	(1)	378
Other	97	23	(23)	-	(5)	(6)	-	-	86
Total	10,305	990	(597)	(4)	(105)	6	(7)	(42)	10,546

Finance lease
Equipment	13	-	(1)	-	(2)	-	-	-	10
IT equipment	31	1	(12)	-	-	-	-	-	20
Facilities	1	-	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	-	6
Buildings	21	-	(1)	-	-	-	-	-	20
	72	1	(14)	-	(2)	-	-	-	57
Total	10,377	991	(611)	(4)	(107)	6	(7)	(42)	10,603

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 9.30.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1.384	-	1,384	1,414	-	1,414
Buildings	2.712	(920)	1,792	2,823	(967)	1,856
Leasehold improvements	5.214	(1,797)	3,417	4,926	(1,642)	3,284
Machinery and equipment	2.862	(1,531)	1,331	2,779	(1,439)	1,340
Facilities	793	(319)	474	723	(290)	433
Furniture and fixtures	1.186	(659)	527	1,159	(616)	543
Vehicles	21	(20)	1	8	(6)	2
Construction in progress	167	-	167	204	-	204
Other	172	(116)	56	168	(105)	63
	14.511	(5,362)	9,149	14,204	(5,065)	9,139

Finance lease
Equipment	27	(20)	7	30	(21)	9
IT equipment	46	(40)	6	46	(38)	8
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	14	(9)	5	14	(8)	6
Buildings	43	(23)	20	43	(23)	20
	131	(93)	38	134	(91)	43
Total	14.642	(5,455)	9,187	14,338	(5,156)	9,182

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the nine-month period ended September 30, 2017 were R$9 (R$9 for the nine-month period ended September 30, 2016). The rate used to determine the borrowing costs eligible for capitalization was 101.72% of the CDI (105.73% of the CDI for the period ended September 30, 2016), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

Additions	388	462	864	991
Finance lease	-	-	-	(1)
Capitalized interest	(4)	(5)	(9)	(9)
Property and equipment financing - Additions	(36)	(431)	(219)	(616)
Property and equipment financing - Payments	101	317	352	485
Total	449	343	988	850

54

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Other information

As at September 30, 2017, the Company and its subsidiaries recorded in cost of goods sold and services sold, the amount of R$35 (R$37 as at September 30, 2016) in parent company and R$40 (R$41 as at September 30, 2016) in consolidated related to the depreciation of its fleet of trucks, machinery, buildings and facilities of its distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2016 and do not observed significatives gaps that been denote indicatives of loose or need for a new avaliation at September 30, 2017.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2016, in note 15.

	Parent company
	Balance at 12.31.2016	Additions	Amortization	Balance at 9.30.2017
Goodwill	501	-	-	501
Commercial rigths	46	-	-	46
Software and implementation	488	67	(63)	492
Software - capital leasing	158	12	(30)	140
Total	1,193	79	(93)	1,179

	Consolidated
	Balance at 12.31.2016	Additions	Amortization	Write-off	Assets held for sale and discontinued operations (*)	Balance at 9.30.2017
Goodwill	1,107	-	-	-	-	1,107
Brands	39	-	-	-	-	39
Commercial rigths	80	5	-	-	-	85
Software and implementation	523	147	(67)	(2)	(69)	532
Software - capital leasing	159	20	(31)	-	(3)	145
Total	1,908	172	(98)	(2)	(72)	1,908

(*) See note 31.

In the Parent Company, the balance of accumulated cost at September 30, 2017 is R$2,711 (R$2,631 at December 31, 2016) and of accumulated amortization R$1,532 (R$1,438 at December 31, 2016). In the Consolidated the balance of accumulated cost at September 30, 2017 is R$3,710 (R$3,614 at December 31, 2016) and of accumulated amortization R$1,802 (R$1,706 at December 31, 2016).

.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

15.1.   Impairment testing of goodwill/brands and intangible assets of indefinite usefull life

Goodwill and intangible assets were tested for impairment as at December 31, 2016 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2016.

The Company has not observed any significant changes that would indicate an impairment test for a new performed as at September 30, 2017.

15.2.   Additions to intangible assets for cash flow purposes

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

Additions	79	146	172	307
Finance lease	(12)	(88)	(20)	(88)
Intangible assets financing - Payments	4	2	69	2
Total	71	60	221	221

16.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2016, in note 17.

16.1.   Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Debentures and promissory note
Debentures, net (note 16.4)	107% of CDI	904	939	904	939
Certificate of Agribusiness Receivables (note 16.4)	96.7% of CDI	2,164	1,017	2,164	1,017
Promissory note, net (note 16.4)	103.95% of CDI	-	530	-	530
Borrowing cost		(19)	(14)	(19)	(14)
		3,049	2,472	3,049	2,472

Borrowings and financing
Local currency
BNDES	3.83% per year	7	8	46	51
Working capital	104.80% of CDI	280	1,129	281	1,302
Working capital	TR + 9.80% per year	21	21	128	135
Finance lease (note 21)		178	203	193	215
Swap contracts (note 16.7)	101.44% of CDI	(3)	(2)	(19)	(10)
Borrowing cost		(2)	(3)	(4)	(6)
		481	1,356	625	1,687

Foreign currency (note 16.5)
Working capital	USD + 2.44% per year	474	1,360	789	1,361
Working capital	EURO + 1.55% per year	190	173	191	172
Swap contracts (note 16.7)	102.82% of CDI	44	177	55	177
Borrowing cost		(1)	-	(1)	-
		707	1,710	1,034	1,710
Totalof borrowing and financing		4,237	5,538	4,708	5,869

Total current assets		33	-	31	-
Total non current assets		3	-	19	-
Total current liabilities		1,067	2,763	1,418	2,957
Total non current liabilities		3,206	2,775	3,340	2,912

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing

16.2.   Changes in borrowings

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	2,023	6,287
Additions - finance lease	12	21
Accrued interest	279	594
Accrued swap	92	139
Mark-to-market	16	13
Monetary and exchange rate changes	(12)	(36)
Borrowing cost	7	7
Interest paid	(552)	(926)
Payments	(2,932)	(7,005)
Swap paid	(234)	(346)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	91
At September 30, 2017	4,237	4,708

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions – working capital	1,398	5,422
Additions – finance lease	88	91
Accrued interest	306	636
Accrued swap	600	926
Mark-to-market	(31)	(40)
Monetary and exchange rate changes	(430)	(660)
Borrowing cost	3	3
Interest paid	(238)	(511)
Payments	(879)	(4,386)
Swap paid	(62)	(90)
Incorporation	5	-
At September 30, 2016	4,865	9,369

16.3.   Maturity schedule of borrowings and financing including derivatives recorded in assets and noncurrent liabilities.

Year	Parent Company	Consolidated
1 to 2 years	858	881
2 to 3 years	2,292	2,313
3 to 4 years	26	44
4 to 5 years	5	23
After 5 years	34	74
Subtotal	3,215	3,335

Borrowing costs	(12)	(14)
Total	3,203	3,321

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount (in thousands)	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price (in thousands)	9.30.2017	12.31.2016
Parent Company
12th Issue of Debentures – CBD	No preference	900,000	900,000	9/17/14	9/12/19	107.00% of CDI	1,004	904	939
13th Issue of Debentures – CBD and CRA	No preference	1,012,500	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,025	1,038	1,017
14th Issue of Debentures – CBD and CRA	No preference	1,080,000	1,080,000	4/17/2017	4/13/2020	96.00% of CDI	1,043	1,126	-
2nd Issue of Promissory Note – CBD	No preference	500,000	200,000	08/01/16	01/30/17	108.00% of CDI	-	-	530
Borrowing cost								(19)	(14)
Parent Company/Consolidated								3,049	2,472
Current liabilities								517	568
Noncurrent liabilities								2,532	1,904

On February 23, 2017 the board of directors approved an offer Certificate of Agribusiness Receivables (CRA) by Ápice Securitizadora, represented by debentures issued by the Company, no convertible in shares, unsecured, in a single series, with face value of  R$1,000.00 of 14° issue of the Company. The offer was coordinated by Banco Bradesco BBI S.A., Banco Safra S.A. and Banco BNP Paribas Brasil S.A., the total amount was R$1,080 and final remuneration of 96% of CDI after Bookbuilding procedures. The amount was available for the Company at April 17, 2017.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.5.     Borrowings in foreign currencies

On September 30, 2017 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in September 2020.

16.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

16.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same economic group. The weighted average annual rate of CDI as of September 2017 was 11.53% (14.13% at September 2016).

16.8.     Financial covenants

In connection with the debentures and promissory note and part of the transactions in borrowings in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are calculated in each quarter based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At September 30, 2017, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2016, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	9.30.2017	12.31.2016	9.30.2017	12.31.2016
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	828	4,496	1,266	5,112
Trade receivables and other receivables	1,120	588	1,777	1,281
Related parties - assets	467	359	22	17
Financial instruments – Fair value hedge	36	-	50	-
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(586)	(510)	(167)	(147)
Trade payables	(3,630)	(5,091)	(5,495)	(7,232)
Financing for purchase of assets	(12)	(36)	(33)	(120)
Acquisition of non-controlling interest	-	-	-	(7)
Debentures	(3,049)	(2,472)	(3,049)	(2,472)
Borrowings and financing	(464)	(1,336)	(514)	(1,562)
Fair value through profit or loss
Loans and financing	(684)	(1,730)	(1,109)	(1,835)
Financial instruments – Fair Value Hedge	(76)	-	(86)	-

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended in September 30, 2017.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016
Cash and cash equivalents	828	4,496	1,266	5,112
Financial instruments – Fair value hedge	36	-	50	-
Borrowings and financing	(4,273)	(5,538)	(4,758)	(5,869)
Other liabilities with related parties (note 12.2 and 17.2) (*)	(146)	(149)	(146)	(149)

(*) Represents the trade payables’ balance of Greenyellow, related to the equipments purchase.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments - Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at September 30, 2017.

        17.1.1   Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	474	529	13	1,016
Debentures and promissory note	674	2,850	-	3,524
Derivatives	36	52	-	88
Finance lease	59	144	153	356
Trade payables	3,630	-	-	3,630
Total	4,873	3,575	166	8,614

17.1.2 Consolidated	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	824	634	83	1,541
Debentures and promissory note	674	2,850	-	3,524
Derivatives	50	44	-	94
Finance lease	66	157	159	382
Trade payables	5,495	-	-	5,495
Total	7,109	3,685	242	11,036

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		9.30.2017	12.31.2016	9.30.2017	12.31.2016
Swap with hedge
Purpose of hedge (debt)		1,150	1,768	1,109	1,666

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	130	134
US$ + fixed	2.52% per year	803	1,421	789	1,362
EUR + fixed	1.55% per year	220	220	190	176
		1,150	1,768	1,109	1,672
Short position (sell)
	102.67% of CDI	(1,150)	(1,768)	(1,145)	(1,839)
Net hedge position		-	-	(36)	(167)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)   Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the nine-month period ended September 30, 2017 are recorded in financial income (expenses), net and the balance payable at fair value is R$36 (balance payable of R$167 as at December 31, 2016), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the Statement of Operations for the period ended September 30, 2017 were a gain of R$157 (gain of R$28 as at September 30, 2016).

17.2.     Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned.

For the probable scenario, exchange weighted average rate was R$3,45 on the due date, and the interest rate weighted was 7.69% per year.

(i)   Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 9.30.2017	Scenario I	Scenario II	Scenario III

Pre fixed swap (liabilities)	101.40% of CDI	(110)	(188)	(191)	(194)
Exchange rate swap (liabilities)	102.82% of CDI	(1,035)	(1,283)	(1,303)	(1,323)
Debentures	107% of CDI	(904)	(973)	(990)	(1,007)
1st Emission - CRA	97.50% of CDI	(1,038)	(1,117)	(1,137)	(1,157)
2nd Emission - CRA	96.00% of CDI	(1,126)	(1,212)	(1,233)	(1,255)
Bank loans - CBD	104.80% of CDI	(280)	(302)	(307)	(313)
Leases	100.19% of CDI	(62)	(66)	(68)	(69)
Leases	95.31% of CDI	(66)	(72)	(73)	(74)
Leases	100.00% of CDI	(6)	(6)	(7)	(7)
Leases	95% of CDI	(12)	(13)	(14)	(14)
Net exposure		(4,639)	(5,232)	(5,323)	(5,413)

Cash and cash equivalents (*)		1,020	1,094	1,113	1,131
Net exposure		(3,619)	(4,138)	(4,210)	(4,282)
Net effect - loss			(519)	(591)	(663)
(*) weighted average

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.2.Sensitivity analysis of financial instruments - Continued

In addition the Company has the following transaction that do not represent significant risks for sensitive test:

▪   The Company has a net exposure (between foreign suppliers and cash applied abroad) of US$12 million American dollars and €11 million euros, besides the negative investment balance at foreigner subsidiaries at €32 million euros. The Company management do not prepared the sensitivity analyses related to cambial exposition because understand that the involving amounts there are no representative.

▪   The Company has accounts payable to Greenyellow of R$146, referring to the acquisition of property aiming the energy efficiency of the Company. The payment will occur in 96 instalments with pre-fixed interest of 9% per year.

17.3.      Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 9.30.2017	Fair value at 9.30.2017	(*) Level
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(55)	(55)	2
Interest rate swaps	19	19	2
Borrowings and financing (fair value)	(1,109)	(1,109)	2
Borrowings and financing (amortized cost)	(3,563)	(3,535)	2
Total	(4,708)	(4,680)

(*) Level 2: Fair value measurement at the end of the reporting period using other significant observable assumptions.

There were no changes between the fair value measurements levels in the nine-month period ended September 30, 2017.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.4.      Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	9.30.2017	12.31.2016	9.30.2017	12.31.2016
Exchange swaps registered with CETIP (US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	-	61	-	59
	Mizuho	US$ 50	10/31/2014	10/31/2017	34	38	33	37
	Bank of America	US$ 40	9/14/2015	9/14/2017	-	(26)	-	(25)
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	-	(6)	-	(6)
	Scotiabank	US$ 50	9/30/2015	9/29/2017	-	(39)	-	(37)
	Agricole	EUR 50	10/7/2015	10/8/2018	(37)	(54)	(31)	(42)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	-	(60)	-	(61)
	Bradesco	US$ 50	3/3/2016	3/6/2017	-	(53)	-	(54)
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(47)	(50)	(47)	(47)
	Banco Tokyo	US$ 100	1/20/2017	1/19/2018	(9)	-	(10)	-
	Scotiabank	US$ 50	9/29/2017	9/29/20	2	-	-	-
Interest rate swap registered with CETIP (pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	3	2
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	2	1	8	3
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	2	2	8	4
					(52)	(185)	(36)	(167)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2016, in note 19.

18.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

PIS and COFINS	6	46	9	49
Provision for income tax and social contribution	-	-	37	10
ICMS	37	48	61	75
Withholding Income Tax	-	-	-	22
Instalment taxes - PERT	245	-	245	-
INSS	2	8	3	9
Taxes payable in installments - Law 11.941/09	528	621	528	624
Others	5	6	10	5
	823	729	893	794

Current	142	189	212	254
Noncurrent	681	540	681	540

18.2.   Maturity schedule of taxes payable in installments is as follows:

Noncurrent	Parent Company and Consolidated
1 to 2 years	102
2 to 3 years	101
3 to 4 years	101
4 to 5 years	101
After 5 years	276
681

The Company decided to include federal tax debts in the Special Program on Tax Settlements – PERT, as per the conditions stablished on the provisional penalties measure no. 783, issued on May 31, 2017. The program allows the payment in monthly installments, and grants reductions in the amounts levied of Interest and penalties. The Company included tax debts accrued related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims.

The impacts in the income statement of the continued activities related to the decision to adhere to the program resulted in expense amount of R$183, net of the benefits given by the program.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2016, in note 20.

19.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

Profit before income tax and social contribution	377	(482)	447	(64)
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(95)	120	(158)	(9)
Tax penalties	(15)	(9)	(16)	(16)
Share of profit of subsidiaries and associates	94	(32)	(8)	20
Other permanent differences (nondeductible)	(3)	3	2	5
Effective income tax and social contribution	(19)	82	(180)	-

Income tax and social contribution for the period:
Current	(15)	(6)	(125)	(84)
Deferred	(4)	88	(55)	84
Deferred income tax and social contribution expense	(19)	82	(180)	-
Effective rate	5.04%	17.01%	40.27%	-

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

The Company (or the Group) calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. Such policy is in accordance with IAS 34 / CPC 21 (R1). This rule requests the companies recognize the income tax expense in its interim statements with the same base used in the complete annual financial statement.

19.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Tax losses	31	32	73	112
Provision for risks	261	251	367	347
Provision for derivative transactions taxed on a cash basis	(8)	(18)	1	(5)
Estimated loss on doubtful accounts	2	2	2	2
Provision for current expenses	10	11	16	23
Goodwill tax amortization	(51)	(37)	(561)	(531)
Present value adjustment	1	1	1	1
Lease adjustment	2	7	(2)	2
Mark-to-market adjustment	(2)	(6)	(3)	(8)
Technological innovation – future realization	(14)	(16)	(14)	(16)
Depreciation of fixed assets as per tax rates	(89)	(80)	(89)	(81)
Other	8	8	7	7
Deferred income tax and social contribution	151	155	(202)	(147)

Noncurrent assets	151	155	162	170
Noncurrent liabilities	-	-	(364)	(317)
Deferred Income tax and social contribution	151	155	(202)	(147)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution - continued

19.2.  Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
Up to 1 year	108	119
1 to 2 years	37	37
2 to 3 years	6	6
	151	162

19.3.   Changes in deferred income tax and social contribution balances

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016
At the beginning of the period	155	50	(147)	(778)
Expense for the period – Continued activities	(4)	88	(55)	84
Expense for the period – Discontinued activities	-	-	125	7
Corporate restructuring	-	-	-	(4)
Exchange rate variation	-	-	-	(8)
Special program on tax settlements – PERT – Discontinued activities – use of tax loss	-	-	(89)	-
Assets held for sale and discontinued operations (note 31)	-	-	(36)	(39)
Other	-	-	-	(5)
At the end of the period	151	138	(202)	(743)

20. Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2016	109	428	254	80	20	891
Additions	31	23	112	25	14	205
Payments	-	(2)	(29)	(11)	(7)	(49)
Reversals	(50)	(54)	(49)	(27)	(10)	(190)
Transfer to instalments taxes	-	(89)	-	-	-	(89)
Inflation adjustment	(17)	6	25	9	3	26
Balances at September 30, 2017	73	312	313	76	20	794

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2015	63	187	152	71	17	490
Additions	21	79	95	33	17	245
Payments	-	-	(12)	(5)	(4)	(21)
Reversals	-	(7)	(10)	(29)	(8)	(54)
Inflation adjustment	7	19	15	11	3	55
Balances at September 30, 2016	91	278	240	81	25	715

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	153	28	482	92	31	786
Payments	-	(35)	(171)	(35)	(11)	(252)
Reversals	(104)	(93)	(98)	(67)	(21)	(383)
Transfer to instalments taxes	(32)	(89)	-	-	-	(121)
Inflation adjustment	(28)	23	88	14	4	101
Liabilities related to assets held for sale and discontinued operations (note 31)	(64)	41	(234)	(12)	(1)	(270)
Balance at September 30, 2017	73	461	369	101	34	1,038

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396
Additions	74	142	409	207	29	861
Payments	-	(29)	(147)	(86)	(9)	(271)
Reversals	(4)	(16)	(78)	(111)	(14)	(223)
Inflation adjustment	11	31	54	30	6	132
Exchange rate changes	-	(2)	(2)	(6)	-	(10)
Liabilities related to assets held for sale and discontinued operations	-	(9)	(9)	(36)	-	(54)
Balance at September 30, 2016	184	531	824	246	46	1,831

20.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. Both the interest charges and fines, when applicable, were computed and provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.     COFINS and PIS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company. Based on the judgement of the thesis by the STF (Federal Supreme court)  and on the legal opinion of its advisors, the Company understood that it a disbursement of cash,  related to the values not paid in previous periods, is not probable and reversed the provision of R$117 on the first quarter.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for risks - Continued

20.3.     Tax - Continued

20.3.1.     COFINS and PIS - Continued

This decision of the STF is still pending of the disclosure of the written sentence and analysis by this court of the potential recourses over the timing of application of the decision. The Company and its advisors estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pendings of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. According to the preliminary evaluation, based on the available information on September 30, 2017, the Company estimates the potential tax credit for the retail activity in a range from R$1,300 to R$1,850. At this moment the calculation for the Cash & Carry activity is not completed.

As disclosed in Via Varejo’s interim financial statements of September 30, 2017, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$670.

Related to remainder accrued amount the others assumptions like discussions related to PIS and COFINS, not certified of compenssations, including less relevant amounts, as at September 30, 2017 is R$194, being R$73 of continued operation and R$121 of discontinued operations (R$204 as at December 31, 2016, being R$148 of continued operation and R$56 of discontinued operations).

20.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues.

The company recognized in the 2nd quarter of 2017 the effects of the Special Program on Tax Settlements – PERT. The subjects are related to the tax assessments over purchase transactions, industrialization and exports sales of soybeans (PIS/COFINS and IRPJ), and non-validation of tax offsets which amounted the provision of R$146, being R$89 of continued operation and R$57 of discontinued operation.

Additionally, during the 3rd quarter there was the adoption to a Tax Debt Installment Payment Plan (“PEP” - Parcelamento Estadual do Estado de São Paulo), related to assessments of acquisition of suppliers considered not qualified in the State Finance Department registry, error in application of tax rate and accessory obligations by State tax authorities totaling R$28, being R$6 of continued operation and R$22 of discontinued operation.

After the installments above the amount accrued for these matters as at September 30, 2017 is R$155, being R$114 of continued operation (R$408 as at December 31, 2016, being R$356 of continued operation and R$52 of discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for risks - Continued

20.3.      Tax - Continued

20.3.2.     Tax - Continued

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$146 as at September 30, 2017 (R$153 as at December 31, 2016) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, among the contingent liabilities not accrued there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering the court judgments occurred in 2017 the Company accrued R$142 related to Management estimative of probable loss, related to proof aspect of the process.

20.3.3.     Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at September 30, 2017 is R$60 (R$77 as at December 31, 2016).

20.3.4.     Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at September 30, 2017, the recorded amount related to contingent tax liabilities is R$91 (R$89 as at December 31, 2016). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

20.3.5.     Others contingent tax liabilities - Bartira

On the third quarter 2016, the Company reversed most of its contingencies arising from business combination of Bartira recorded in 2013. The amount reversed is composed for R$6 of tax contingence and R$11 of labor contingence, totalizing R$17. The remaining balance at September 30, 2017 is R$1 (R$1 at December 31, 2016).

20.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2017, the Company recorded a provision amount of R$1,242, being R$369 for continued operation and R$873 for discontinued operations (R$950 as at December 31, 2016, being R$302 for continued operation and R$648 for discontinued operations) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.5. Civil and others - continued

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the actually rent amount will be changed by the entity. As at September 30, 2017, the amount accrued for these lawsuits is R$127, being R$58 for continued operation and R$69 for discontinued operations (R$121 as at December 31, 2016, being R$49 of continued operation and R$72 for discontinued operations), for which there are no escrow deposits.

•       The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and lawsuits involving contracts terminated with suppliers. The Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss. As at September 30, 2017 the amount of this provision is R$142, being R$34 for continued activities and R$108 for discontinued activities (R$39 at December 31, 2016, being R$32 for continued operations and R$7 for discontinued operations).

•       As at September 30, 2017, the amount accrued remaining to other civil matters is R$43 for continued operation (R$60 as at December 31, 2016)

Total civil lawsuits and others as at September 30, 2017 amount to R$313, being R$135 for continued activities and R$177 for discontinued activities (R$343 as at December 31, 2016, being R$141 for continued operation and R$202 for discontinued operations).

20.6. Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, therefore, have not been accrued. In this process, there are litigations related to charges of differences in IRPJ payment, for which the Company, based on management and legal assessment, has the right of compensation from its former and actual shareholders, supposedly due related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations paid. The involved amount is R$1,210 in September 30, 2017 (R$1,141 in December 31, 2016), classified at possible loss and exist other part classified at remote loss. Additionally, the possible litigations balance without compensation is an updated amount of R$11,856, being R$10,327 for continued activities and R$1,529 for discontinued activities at September 30, 2017 (R$12,221 in December 31, 2016, being R$10,736 for continued operation and R$1,485 for discontinued operations), and are principally related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$436, being R$403 for continued operation and R$33 for discontinued operation as at September 30, 2017 (R$421 at December 31, 2016, being R$389 for continued operation and R$32 for discontinued operations). The lawsuits are under administrative and court discussions.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20. Provision for risks – Continued

20.6.      Non-accrued contingent liabilities - continued

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$84 of income tax and social contribution (R$79 at December 31, 2016). The lawsuits await administrative and court ruling. The amount involved is R$1,020, being R$884 for continued operation and R$136 for discontinued activities as September 30, 2017 (R$1,192 at December 31, 2016, being 1,052 for continued operation and R$140 for discontinued operations).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and un-appeal decision, other requests for offset, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. The amount involved in these assessments is R$2,246, being R$1,819 for continued activities and R$427 for discontinued activities at September 30, 2017 (R$2,532 at December 31, 2016, being R$2,140 for continued operation and R$392 for discontinued operations). The Company recognized the effects of PERT and performed the subscription on August and September 2017. The subjects are related to the claims of CPMF, PIS/COFINS and others subjects wuth less expression, totaling R$344.

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The Company performed the subscription to a Tax Debt Installment Payment Plan (“PEP” - Parcelamento Estadual do Estado de São Paulo) - in August 2017, related to assessments of appropriation of credits on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of tax rate and accessory obligations by State tax authorities totaling R$81, being R$68 of continued operation and R$13 of discontinued operation. The total amount of these assessments is R$7,173, being R$6,527 for continued activities and R$646 for discontinued activities as September 30, 2017 (R$6,832 as at December 31, 2016, being 6,269 for continued operation and R$563 for discontinued operations), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$305, being R$176 for continued activities and R$129 for discontinued activities as September 30, 2017 (R$292 at December 31, 2016, being R$165 for continued operation and R$127 for discontinued operations), which await decision at the administrative and court levels.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.6.Non-accrued contingent liabilities - continued

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$676, being R$518 for continued activities and R$158 for discontinued activities at September 30, 2017 (R$953 at December 31, 2016, being R$722 for continued operation and R$231 for discontinued operations).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at September 30, 2017 the estimated amount, in case of success in all lawsuits, is approximately R$203, being R$184 for continued activities and R$19 for discontinued activities (R$168, being R$155 of continued operation and R$13 of discontinued operations at December 31, 2016).

20.7.  Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits in the assets.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Tax	136	120	200	181
Labor	467	383	515	414
Civil and other	22	17	32	26
Regulatory	15	14	42	40
Total	640	534	789	661

20.8. Guarantees

Judicial deposits	Real estate		Guarantee		Total

Tax	857	851	7,104	6.867	7,961	7,718
Labor	3	3	78	26	81	29
Civil and other	-	-	129	53	129	53
Regulatory	9	9	147	111	156	120
Total	869	863	7,458	7.057	8,327	7,920

The cost of guarantees is approximately 0.85% of the amount of the lawsuits and is recorded as expense by the passage of time.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for risks – Continued

20.9. Share of Cnova N.V. minorities

Our subsidiary Cnova NV, a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the assumption of internal investigation, concluded in July 22, 2016, conduced by Cnova N.V., Cnova Brasil e its assessors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distributions amongst (former) Cnova shareholders as well as to the plaintiffs’ lawyers. Part of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. As per the Court’s instructions, the settlement will receive a final approval on March 15, 2018. In the coming period, notices will be sent and distributed via Newswire by the plaintiffs’ lawyer with more information concerning the settlement.

21.   Leasing transactions

21.1Operating lease

(i)     Minumum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental on remaining total amount until the end of the agreement.

	Parent Company	Consolidated
	9.30.2017	9.30.2017
Minimum rental payments
Minimum payments on the termination date	353	387
Total	353	391

(ii)    Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	9.30.2017	9.30.2016	9.30.2017	9.30.2016
Contingent payments	281	225	291	296
Non contingent payments	241	209	377	300
Sublease rentals (*)	(118)	(94)	(124)	(100)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

21.  Leasing transactions - Continued

21.2Finance lease

Finance lease agreements amounted to R$193 as at September 30, 2017 (R$215 as at December 31, 2016), as shown in the table below:

	9.30.2017	12.31.2016	9.30.2017	12.31.2016
Financial lease liability –minimum rental payments:
Up to 1 year	46	38	51	41
1 - 5 years	106	138	114	144
Over 5 years	26	27	29	30
Present value of finance lease agreements	178	203	193	215

Future financing charges	178	195	189	207
Gross amount of finance lease agreements	356	398	382	422

22.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2016, in note 24.

	Parent Company		Consolidated
	9.30.2017	12.31.2016	9.30.2017	12.31.2016

Additional or extended warranties	29	35	29	35
Barter agreement	-	-	1	12
Services agreement - Allpark	13	15	13	15
Back lights	-	-	29	85
Future revenue term (*)	-	100	-	100
Others	-	1	-	1
	42	151	72	248

Current	26	127	56	224
Noncurrent	16	24	16	24

(*) Related to the sell of distribution centre, that was full received in May 2017.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

23.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2016, in note 25.

23.1.   Capital stock

The subscribed and paid-up capital as at September 30, 2017 is represented by 266,452 (266,076 as at December 31, 2016) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at September 30, 2017 (99,680 as at December 31, 2016) and 166,772 in thousands of preferred shares as at September 30, 2017 (166,396 as at December 31, 2016).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 23, 2017, March 23, 2017, April 27, 2017 and July 25, 2017, were approved capital increases in the amount R$7 (R$5 on December 31, 2016) through  the issue of 376 thousands preferred shares (374 thousands of preferred shares on December 31,2016).

23.2.   Stock option plan for preferred shares

Consolidated information, stock option plans - GPA

The Company granted 1,073,192 purchase options of preffered shares, denominated B4 and C4 series, as the remuneration plan and option plan approved by the shareholders meeting on May 9, 2014. The plan regulation is describe in note 25.5 of the annual financial statements for 2016.

The fair value of each option granted is estimated on the granted date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility of nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months

				Price		Loto f shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at September 30, 2017
Series B1	5/30/2014	6/01/2017	11/30/2017	0.01	0.01	239	(111)	(58)	70
Series C1	5/30/2014	6/01/2017	11/30/2017	83.22	83.22	239	(12)	(88)	139
Series B2	5/29/2015	6/01/2018	11/30/2018	0.01	0.01	337	(83)	(37)	217
Series C2	5/29/2015	6/01/2018	11/30/2018	77.27	77.27	337	-	(71)	266
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(170)	(40)	613
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(16)	(41)	766
Series B4	5/31/2017	5/31/2020	11/30/2020	0.01	0.01	537	(106)	(11)	420
Series C4	5/31/2017	5/31/2020	11/30/2020	56.78	56.78	537	(1)	(10)	526
						3,872	(499)	(356)	3,017

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

23.    Shareholders’ equity - Continued

23.2. Stock option plan for preferred shares - Continued

The movimentation of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart bellow:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term

	in thousands	R$
Total to be exercised at December 31, 2016	2,394	29.21	1.84

Cancelled during the year	1,073	28.40
Expired during the year	(74)	37.02
Exercised during the year	(376)	18.26
Total to be exercised at September 30, 2017	3,017	30.09	1.66

The weighted average of the provided options’ fair value at September 30, 2017 were R$40.91 (R$43.06 at the December 31, 2016).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the September 30, 2017 were R$19 (R$13 at September 30, 2016).

23.3.   Cumulative other comprehensive income

Cumulative other comprehensive income refers to Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and operations in Brazilian Real, corresponding to the investment of CBD in subsidiary Cdiscount. At September 30, 2017 there was effect of R$9 on Parent Company and there was not for non-controlling (R$88 in Parent Company and R$146 for non-controlling on December 31, 2016).

24.    Net sales of goods and/or services

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016
Gross sales:
Goods	20,606	19,798	34,953	32,415
Services rendered	262	189	267	206
Sales returns and cancellations	(348)	(340)	(376)	(394)

	20,520	19,647	34,844	32,227

Taxes	(1,550)	(1,544)	(2,719)	(2,513)

Net sales	18,970	18,103	32,125	29,714

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

25.    Expenses by nature

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

Cost of inventories	(12,419)	(12,268)	(23,436)	(21,830)
Personnel expenses	(2,581)	(2,473)	(3,376)	(3,241)
Outsourced services	(376)	(313)	(456)	(423)
Functional expenses	(1,400)	(1,312)	(1,761)	(1,734)
Commercial expenses	(529)	(513)	(704)	(694)
Other expenses	(354)	(341)	(409)	(432)
	(17,659)	(17,220)	(30,142)	(28,354)

Cost of sales	(13,375)	(13,175)	(24,525)	(22,894)
Selling expenses	(3,752)	(3,579)	(4,923)	(4,807)
General and administrative expenses	(532)	(466)	(694)	(653)
	(17,659)	(17,220)	(30,142)	(28,354)

26.    Other operating income (expenses), net

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016

Taxes installments and risk	(214)	(150)	(190)	(189)
Restructuring	(97)	(48)	(126)	(50)
Gain (loss) on the disposal of property and equipment	(75)	(45)	(83)	(60)
Others	(7)	(15)	(5)	(9)
Total	(393)	(258)	(404)	(308)

27.    Financial income (expenses), net

	Parent Company		Consolidated
	9.30.2017	9.30.2016	9.30.2017	9.30.2016
Finance expenses:
Cost of debt	(401)	(463)	(427)	(517)
Cost of sales of receivables	(65)	(76)	(92)	(101)
Monetary loss	(72)	(101)	(80)	(126)
Other finance expenses	(42)	(61)	(60)	(77)
Total financial expenses	(580)	(701)	(659)	(821)

Financial income:
Income from cash and cash equivalents	23	37	29	58
Monetary gain	73	87	96	110
Other financial income	16	4	10	-
Total financial income	112	128	135	168

Total	(468)	(573)	(524)	(653)

The hedge effects in the period ended September 30, 2017 and September 30, 2016 are disclosed in note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

28.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2016, in note 30.

The table below presents the determination of net income (loss) available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period:

	9.30.2017			9.30.2016
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	173	94	267	(40)	(24)	(64)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	35	19	54	(239)	(143)	(382)
Net income (loss) allocated to common and preferred shareholders	208	113	321	(279)	(167)	(446)

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continued operations	1.03920	0.94472		(0.23949)	(0.23949)
Basic earnings per millions of shares (R$) - discontinued operations	0.21055	0.19141		(1.43969)	(1.43969)
Basic earnings per millions of shares (R$) - total	1.24975	1.13614		(1.67917)	(1.67917)

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	173	94	267	(40)	(24)	(64)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	35	19	54	(239)	(143)	(382)
Net income (loss) allocated to common and preferred shareholders	208	113	321	(279)	(167)	(446)

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266
Stock options	1	-	1	-	-	-
Diluted weighted average of shares (millions)	167	100	267	166	100	266

Diluted earnings per millions of shares (R$) – continued operations	1.03362	0.94327		(0.23949)	(0.23949)
Diluted earnings per millions of shares (R$) – discontinued operations	0.20891	0.18996		(1.43969)	(1.43969)
Diluted earnings per millions of shares (R$) – total	1.24253	1.13323		(1.67917)	(1.67917)

79

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information

The information about segments was presented in the annual financial statements of 2016, in note 33.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments were reclassified to discontinued operations at September 30, 2017 and 2016 (see note 31).

Information about the Company’s segments is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

Description	Retail (*)		Cash & Carry		Assets held for sale and discontinued activities (**)		Subtotal		Eliminations/ Others(***)		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net sales	19,129	19,482	12,996	10,232	-	-	32,125	29,714	-	-	32,125	29,714
Gross profit	5,641	5,336	1,959	1,484	-	-	7,600	6,820	-	-	7,600	6,820
Depreciation and amortization	(448)	(426)	(126)	(95)	-	-	(574)	(521)	-	-	(574)	(521)
Share of profit of subsidiaries and associates	51	58	-	-		-	51	58	(85)	-	(34)	58
Operating income	584	303	472	286	-	-	1,056	589	(85)	-	971	589
Net financial expenses	(483)	(581)	(41)	(72)	-	-	(524)	(653)	-	-	(524)	(653)
Profit(loss) before income tax and social contribution	101	(278)	431	214	-	-	532	(64)	(85)	-	447	(64)
Income tax and social contribution	(34)	78	(146)	(78)	-	-	(180)	-	-	-	(180)	-
Profit (loss) for continued activities	67	(200)	285	136	-	-	352	(64)	(85)	-	267	(64)
Profit (loss) for discontinued activities	(37)	(46)	-	-	225	(938)	188	(984)	-	-	188	(984)
Profit (loss) of year end	30	(246)	285	136	225	(938)	540	(1,048)	(85)	-	455	(1,048)

Current assets	5,507	8,938	2,205	2,417	19,811	20,538	27,523	31,893	(203)	(242)	27,320	31,651
Noncurrent assets	11,117	10,955	3,333	2,620	-	-	14,450	13,575	(33)	(9)	14,417	13,566
Current liabilities	5,691	9,171	2,925	3,020	14,674	15,642	23,290	27,833	(236)	(251)	23,054	27,582
Noncurrent liabilities	5,276	4,747	335	291	-	-	5.611	5,038	-	-	5,611	5,038
Shareholders' equity	5,657	5,975	2,278	1,726	5,137	4,896	13,072	12,597	-	-	13,072	12,597

(*) Retail includes GPA Malls & Properties.

(**) See note 31.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	9.30.2017	9.30.2016
Extra	11,726	11,987
Assaí	12,996	10,231
Pão de Açúcar	4,871	4,928
Proximidade	808	841
Other business	1,724	1,727
Total net sales	32,125	29,714

30.    Non cash transactions

During the nine-month period ended at September 30, 2017 and September 30, 2016 the Company had transactions that was not presented at the statement of cash flow, as presented below:

•  Merger of subsidiaries and company reorganizations as per note 1.2 of the financial statements of 2016;

•  Purchase of fixed assets not paid yet as note 14.2;

•  Purchase of intangible assets not paid yet as per note 15.2;

•  Deferred income tax as per note 19;

•  Additions/reversals to provisions for risk as per note 20;

•  Transactions with non-controlling interest as per note 25.4 of the financial statements of 2016 and as note 23.3 of this interim financial statement;

•  Capital increase at Sendas with property and equipment as per notes 13 and 14 of the financial statements of 2016 and 2017.

•  Recognize of taxes credits of ICMS, in accordance to note 11.1.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2016, in note 35.

31.1.   Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to disposed of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

As per CPC 31 – Non-current assets held for sale and discontinued activities (IFRS 5), Company consider highly probable the sale of Via Varejo due to the efforts made. As a consequence, Via Varejo (and it subsidiary Cnova Brasil) net results, after tax, is disclosed in statement of operations as a single line, and assets and liabilities balances are disclosed as held for sale and discontinued activities. Statement of operations and statement of value added on December 31, 2016 also discloses the discontinued operations in single line, but for cash flows there were no effects as per IFRS5 being disclosed at this note the effect of discontinued operations. Noncurrent assets and liabilities held for sale on September 30, 2017 were R$19,533 and R$14,538, respectively. The net effects on discontinued operations were a profit of R$211 as at September 30, 2017 (loss of R$(984) as at September 30, 2016).

Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statement of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	9.30.2017	12.31.2016
Assets
Current
Cash and cash equivalents	539	4,030
Trade accounts receivable, net	4,053	2,782
Inventories	4,161	3,054
Other receivables	792	704
Total current assets	9,545	10,570

Noncurrent
Trade accounts receivable, net	193	204
Other credits	3,198	2,932
Deferred income and social contribution taxes	312	289
Related parties	592	681
Investment Properties	128	144
Property and equipment, net	1,601	1,550
Intangible assets	4,242	4,170
Total noncurrent assets	10,266	9,970
Total assets	19,811	20,540

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – Continued

31.1     Ongoing transaction to dispose of Via Varejo subsidiary – continued

Balance sheet (*):

Liabilities	9.30.2017	12.31.2016
Current
Trade accounts payable	4,810	5,618
Suppliers - structured program	587	489
Loans and financing	3,505	3,532
Related parties	157	189
Other accounts payable	2,029	2,231
Total current liabilities	11,088	12,059

Noncurrent
Loans and financing	342	407
Deferred income and social contribution taxes	840	849
Other accounts payable	2,404	2,329
Total noncurrent liabilities	3,586	3,585
Equity	5,137	4,896
Total liabilities and shareholders’ equity	19,811	20,540

(*) Before related parties eliminations with GPA in the amount R$197 of assets and R$33 of liabilities.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – continued

31.1     Ongoing transaction to dispose of Via Varejo subsidiary – continued

Combined statement of operations (*)	9.30.2017	9.30.2016

Net sales from goods and services	18,248	16,282
Cost of goods sold and services sold	(12,335)	(11,482)
Gross profit	5,913	4,800
Operating income (expenses)
General and administrative	(4,877)	(4,401)
Depreciation and amortization	-	(161)
Equity pickup	20	23
Other operating income (expenses), net	(212)	(321)
	(5,069)	(4,860)
Profit (loss) before Net finance income result	844	(60)

Net financial result	(577)	(713)
Profit (loss) before income and social contribution taxes	267	(773)

Income and social contribution taxes	(30)	(2)

Net income (loss) for the year	237	(775)
Attributed to:
Controlling shareholders	103	(278)
Non-controlling shareholders	134	(497)

(*) Before eliminations of amounts of related parties with GPA.

Description	9.30.2017	9.30.2016
Sales net income	(26)	(16)
Cost of goods sold	(6)	(5)
Selling costs	(1)	1
General and administrative	(3)	(6)
Financial result	19	46
Income and social contribution taxes	4	4
Total	(13)	24

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$(37) as at September 30, 2017 and (R$(46) as at September 30, 2016).

Statement of cash flows	9.30.2017	9.30.2016

Cash flow used in operating activities	(2,880)	(5,318)
Cash flow provided by (used in) investing activities	(193)	(131)
Cash flow from financing activities	(418)	(554)
Net increase (decrease) in cash and cash equivalents	(3,491)	(6,003)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – continued

31.2     Effects in 2016

Below the consolidated statement of operations of the Company on September 30, 2016, before and after considering subsidiaries that represent e-commerce and home appliance segments, disclosed as discontinued operations.

Statement of operations	9.30.2016	Discontinued activities Via Varejo and Cnova (*)	Discontinued activities Multivarejo (**)	9.30.2016

Net sales from goods and services	45,980	16,266	-	29,714
Cost of goods sold and services sold	(34,382)	(11,488)	-	(22,894)
Gross profit	11,598	4,778	-	6,820
Operating income (expenses)
Selling costs	(8,635)	(3,828)	-	(4,807)
General and administrative	(1,230)	(577)	-	(653)
Depreciation and amortization	(683)	(162)	-	(521)
Equity pickup	81	23	-	58
Other operating income (expenses), net	(679)	(322)	(49)	(308)

Profit before Net finance result	452	(88)	(49)	589

Net financial results	(1,331)	(666)	(12)	(653)
Profit (loss) before income and social contribution taxes	(879)	(754)	(61)	(64)

Income and social contribution taxes	18	3	15	-

Net income (loss) for the period	(861)	(751)	(46)	(64)

Attributed to:
Controlling shareholders	(387)	(277)	(46)	(64)
Non-controlling shareholders	(474)	(474)	-	-

(*)After related parties elimination.

(**)Expenses related directly to descontinued operations.

32.    Subsequent events

Events occurred after September 30, 2017:

•       Note 1.1 Morzan arbitration request;

•       Note 20.9 Cnova N.V. minorities’ request.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholding at 9/30/2017

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 9/30/2017 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	-	0.00%	94,019,178	35.29%
Jean-Charles Naouri	-	0.00%	1	0.00%	1	0.00%
Geant International BV*	-	0.00%	9,423,742	5.65%	9,423,742	3.54%
Segisor*	5,600,050	5.62%	-	0.00%	5,600,050	2.10%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
King LLC*	-	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	-	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion*	-	0.00%	13,576,698	8.14%	13,576,698	5.10%
Brandes Investment Partners, LP*	-	0.00%	8,510,442	5.10%	8,510,442	3.19%
Board of Executive Officers	-	0.00%	1	0.00%	1	0.00%
Board of Directors	-	0.00%	367,708	0.22%	367.708	0.14%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Others	60,621	0.06%	133,226,989	79.89%	133,287,610	50.02%
TOTAL	99,679,851	100%	166,771,767	100.00%	266,451,618	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER)
WILKES PARTICIPAÇÕES S.A					Shareholding at 9/30/2017 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Segisor*	217,402,606	97.23%	-	0.00%	217,402,606	97.23%
Bengal LLc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Oregon LLc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Pincher LLc*	1,961,612	0.88%	-	0.00%	1,961,612	0.88%
Almanacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	223,602,544	100%	-	0.00%	223,602,544	100%

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
SEGISOR					Shareholding at 9/30/2017 (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
TOTAL	1,774,479,086	100%	-	0%	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 9/30/2017 (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
Almanacenes Éxito S.A.*	3,000	100.00%	-	0,00%	3,000	100.00%
TOTAL	3,000	100%	-	0%	3,000	100%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ALMANACENES ÉXITO S.A.					Shareholding at 9/30/2017 (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	41.93%	-	0.00%	187,689,792	41.93%
Geant Fonciere B.V.	47,725,428	10.66%	-	0.00%	47,725,428	10.66%
Fondo de Pensiones Obligatorias Porvenir Moderado	24,195,315	5.41%	-	0.00%	24,195,315	5.41%
Other Shareholders	187,993,781	42.00%	-	0.00%	187,993,781	42.00%
TOTAL	447,604,316	100%	-	0.00%	447,604,316	100%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2017					Shareholding at 9/30/2017 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.51%	110,476,573	41.46%

Management
Board of Directors	-	0.00%	1	0.00%	1	0.00%
Board of Executive Officers	-	0.00%	367,708	0.22%	367,708	0.14%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,314,129	93.13%	155,374,750	58.31%

Total	99,679,851	100.00%	166,771,767	100.00%	266,451,618	100.00%

Outstanding Shares	60,621	0.06%	155,681,838	93.35%	155,742,459	58.45%

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

					Shareholding at 9/30/2016 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2016
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.54%	110,476,573	41.57%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	26,701	0.02%	26,701	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	154,970,230	93.31%	155,030,851	58.33%

Total	99,679,851	100.00%	166,086,862	100.00%	265,766,713	100.00%

Outstanding Shares	60,621	0.06%	154,970,230	93.31%	155,030,851	58.33%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.